MIGENIX Inc.

Annual Information Form (Renewal)

Financial Year Ended April 30, 2009

July 27, 2009

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

4

CORPORATE STRUCTURE

6

GENERAL DEVELOPMENT OF THE BUSINESS

6

BUSINESS DESCRIPTION

8

Business Overview

8

Product Approval Process

9

MIGENIX Business Model

10

Drug Development Programs

10

Development and Commercialization Agreements

18

Technology Licenses and Research Collaborations

19

Intellectual Property

21

Competition

21

Property, Plants and Equipment

21

Employees

22

Risk Factors

22

Risks Related to Our Business

22

Risks Related to Regulatory Matters

30

Risks Related to Intellectual Property

33

DIVIDENDS

34

DESCRIPTION OF CAPITAL STRUCTURE

35

Authorized Share Capital

35

Common Shares

35

Preferred Shares

36

Shareholder Rights Plan

37

MARKET FOR SECURITIES

38

DIRECTORS AND OFFICERS

38

Name, Occupation, and Security Holding

38

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

41

Conflicts of Interest

42

LEGAL PROCEEDINGS

42

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

42

TRANSFER AGENT AND REGISTRAR

43

MATERIAL CONTRACTS

43

INTERESTS OF EXPERTS

46

ADDITIONAL INFORMATION

46

AUDIT COMMITTEE INFORMATION

46

Members

46

Relevant Education and Experience

46

Auditor’s Fees

47

Audit Committee Preapprovals

47

Audit Committee Charter

47

APPENDIX A – MIGENIX AUDIT COMMITTEE CHARTER

48

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This annual information form contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking information within the meaning of applicable securities laws in Canada (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate.  The forward-looking statements in this annual information form include, but are not limited to, statements concerning our expectations for:

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investigating a range of opportunities for the advancement of the OmigardTM program, including potential approval strategies for OmigardTM;

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Cutanea Life Sciences seeking a co-development partner to advance omiganan into Phase III development for the treatment of rosacea;

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seeking strategic options for the MX-2401 and celgosivir programs;

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Spring Bank Pharmaceuticals advancing SB-9000 into clinical development in the first quarter of 2010;

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our sources of revenues for the next few years consisting of license fees, milestone payments and research and development revenues pursuant to development and commercialization arrangements, including:

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our current development and commercialization agreements with Cutanea Life Sciences, Inc., and Spring Bank Pharmaceuticals, Inc.; and

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new development and commercialization agreements for OmigardTM, MX-2401 and  celgosivir;

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raising additional funds through licensing, non-dilutive financing, equipment sales or other arrangements;

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successfully completing the termination of the MX-2401 agreement with the Government of Canada under the former Technology Partnerships Canada program;

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the employment of two senior executives ending on or before November 30, 2009;

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our estimate of the probable royalties payable to holders of the convertible royalty participation units;

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working within an annual burn rate of approximately $2 million;

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the Company’s current financial resources being sufficient to fund operations into approximately the first quarter of calendar 2010

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the market potential for our products; and

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our revenues and expenses.

With respect to the forward-looking statements contained in this annual information form, we have made numerous assumptions regarding, among other things:

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our ability to assess and advance opportunities in the OmigardTM program;

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Cutanea’s ability to fund, manage and advance omiganan for dermatological applications into Phase III;

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our ability to generate and manage licensing and other strategic opportunities in the OmigardTM, MX-2401 and celgosivir programs;

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our ability to retain or engage the personnel required to advance the Company’s objectives;

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Spring Bank’s ability to fund, manage and advance SB-9000 into clinical development;

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our ability to successfully complete the termination of the MX-2401 ITO agreement;

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our ability to obtain additional funds through licensing and non-dilutive financing arrangements;

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our ability to obtain patents and other intellectual property rights for our drug candidates;

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our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;

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our ability to comply with applicable governmental regulations and standards;

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our ability and/or our partners’ ability to succeed at establishing a successful commercialization program for any of our products; and

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future expense levels being within our current expectations.

The foregoing list of assumptions is not exhaustive.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors, including:

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the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain;

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our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates, (ii) demonstrating the safety and efficacy of drug candidates in clinical studies, and (iii) obtaining regulatory approval to commercialize drug candidates;

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further equity financings may substantially dilute the interests of our shareholders;

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our dependence on corporate collaborations;

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clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

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the possibility that government agency approvals may be conditioned in a manner that would impair our ability to advance development and/or market our products successfully;

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uncertainties as to future expense levels and the possibility of unanticipated costs, expenses or cost overruns;

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we may not be able to obtain patents and other intellectual property rights for our drug candidates;

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we may not be able to protect our intellectual property rights and not infringe on the intellectual property rights of others;

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we may not be able to comply with applicable governmental regulations and standards;

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we and/or our partners may not be able to succeed at establishing successful commercialization programs for any of our products;

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we may not be able to successfully attract and retain skilled and experienced personnel;

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our lack of product revenues and history of operating losses;

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our dependence on key personnel;

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development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;

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changes in government regulation, medical and healthcare standards, and drug reimbursement policies of government and other third party payors;

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changes in foreign currency exchange rates; and

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our business is subject to potential product liability and other claims.

The section entitled “Risk Factors” discusses these and other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements. Although we have attempted to identify the forward-looking statements, the underlying assumptions, and the risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements.  We undertake no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, after the date hereof, except as may be required by law.

CORPORATE STRUCTURE

MIGENIX Inc. (“MIGENIX”, the “Company”, “we”, “our”, “us”, “ourselves”) was incorporated pursuant to the Company Act (British Columbia, Canada) on August 27, 1979 as “Parklane Explorations Ltd.”,  was continued under the Corporations Act (Alberta, Canada) on March 9, 1988, and was continued under the Company Act (British Columbia, Canada) on April 15, 1991 under the name “Consolidated Parklane Resources Inc.”.  On January 7, 1993, our name was changed to “Micrologix Biotech Inc.”. We were continued under the Business Corporations Act (British Columbia, Canada) on September 8, 2004 and on September 9, 2004, we changed our name to “MIGENIX Inc.”.

Our principal place of business is located at 102 – 2389 Health Sciences Mall, Vancouver, British Columbia, V6T 1Z3 Canada and our registered and records office is 1000 – 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2, Canada. Our principal office telephone number is (604) 221-9666 and our facsimile number is (604) 221-9688.  The contact person is Arthur J. Ayres, Chief Financial Officer.

We have three wholly owned (direct and indirect) subsidiaries as follows:

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M&M Holdings Inc., a Delaware corporation;

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MIGENIX Corp., a Delaware corporation (formerly MitoKor, Inc. and now a wholly-owned subsidiary of M&M Holdings Inc.); and

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Micrologix Biotech (USA) Inc., a Delaware corporation (inactive).

GENERAL DEVELOPMENT OF THE BUSINESS

Drug Development Programs

Since the formation of MIGENIX in 1993 we have advanced our technology in antimicrobial peptides to two advanced stage programs (see “BUSINESS DESCRIPTION – Drug Development Programs – Omiganan”). From 2002 to 2004, we expanded our anti-infective drug development pipeline by in-licensing, acquisition and internal development initiatives to include several other anti-infective technologies. For a summary of our anti-infective drug development programs see the “ANTI-INFECTIVE DRUG DEVELOPMENT PROGRAMS” table under “BUSINESS DESCRIPTION – Business Overview” and for additional information on the individual programs see “BUSINESS DESCRIPTION – Drug Development Programs”.

In August 2004, we completed the acquisition of San Diego-based MitoKor, Inc. (“MitoKor”), as part of a strategy to further broaden our technology base and product development opportunities. We are no longer pursuing development of any of the MitoKor technologies.

Other Matters

In August 2008, we announced that we had reached an agreement with DJohnson Holdings Inc. ("DJohnson"), a company owned by a significant shareholder of MIGENIX, that avoided a proxy contest at our annual meeting of shareholders held on October 31, 2008. As part of the agreement, we reduced the size of our board of directors from seven members to five, with five board members stepping down and three DJohnson nominees joining the board. To facilitate the resolution between the parties, Dr. James DeMesa agreed to resign as president and chief executive officer effective August 11, 2008. On the same date, Mr. Bruce Schmidt was appointed interim president and chief executive officer and Mr. Douglas Johnson was appointed chairman of the board.

Following the above changes to the board, management was directed to concentrate its efforts on restructuring and stabilizing MIGENIX's operations. In this regard, management commenced an evaluation of the Company’s programs, personnel and business strategies. In order to conserve cash resources, management determined it would provide minimal funding for the development of the Company’s various programs, while at the same time increasing out–licensing efforts to further advance its programs and generate additional financial and collaborative resources. As part of our cost reduction program, management implemented various cost cutting initiatives to reduce the Company's cash burn rate. Cost cutting initiatives included:

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re–negotiation of management and non–management personnel employment contracts, resulting in the planned departure of four managers at the Vice President level and eighteen staff, representing a significant reduction in the Company’s personnel;

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consolidation of the Company's operations to its head office located in Vancouver, British Columbia (San Diego office closed as at August 31, 2008);

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elimination of the Company's degenerative disease programs, including MX–4565 (terminated the license agreement with Washington University) and MX–4042; and

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a significant reduction in development activity in the Company’s MX–2401 program;

Additionally, the board instructed management to raise additional capital to finance the Company. A rights offering was completed in March 2009 (see “Financings” below).

MIGENIX currently has five employees and is utilizing the services of several consultants including former employees to carry out its objectives. These objectives include: (i) investigating opportunities for the OmigardTM program; (ii) obtaining additional funds through licensing and non-dilutive financing arrangements; and (iii) continuing to reduce expenses. As part of the Company’s efforts to manage costs, the Company has invoked the notice provisions in its employment agreements with the Company’s Chief Financial Officer and the Vice President, Business Development, and the employment of these senior executives will end on or before November 30, 2009 unless otherwise agreed by the parties.

 In the financial year ending April 30, 2010, we expect to:

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Pursue opportunities for the advancement of the OmigardTM program;

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Advance our MX-2401 business development initiatives;

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Raise additional funds through licensing, non-dilutive financing, equipment sales or other arrangements; and

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Successfully complete the termination of the MX-2401 agreement with the Government of Canada under the former Technology Partnerships Canada program (see “MATERIAL CONTRACTS – Technology Partnerships Canada”).

Additionally, we expect our partner, Spring Bank Pharmaceutical Inc. to submit an Investigational New Drug application for SB-9000.

Financings

Since May 1, 2006 we have completed three financing transactions raising approximately $23 million as follows:

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$8.8 million in May 2006 relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals and Cutanea Life Sciences (see “MATERIAL CONTRACTS – Convertible Royalty Participation Units”);

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$11.6 million in December 2006 by a bought deal public offering of 19,262,500 units at a price of $0.60 per unit; and

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$2.3 million in March 2009 by a rights offering of 47,231,903 units at a price of $0.05 per unit.

BUSINESS DESCRIPTION

Business Overview

We are in the business of researching, developing and commercializing drugs for the treatment of infectious diseases. We do not currently have any products approved for sale. Our drug development programs are summarized in the following table:

ANTI-INFECTIVE DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
Omiganan 1% gel (cationic peptide). Also known as OmigardTM and MX-226.	Prevention of catheter-related infections (topical)

Phase III; two Phase III studies completed. In March 2009 our former partner Cadence announced top-line results from the second OmigardTM Phase III clinical trial. The results did not meet the primary endpoint of the study. Cadence made a strategic decision to discontinue further development of OmigardTM and in May 2009 provided notice to us to end our collaboration and license agreement. We are currently investigating a range of opportunities for the OmigardTM program including interactions with our advisors and a regulatory agency regarding potential approval strategies for OmigardTM.

Omiganan for dermatological diseases (cationic peptide). Also known as CLS001.	Treatment of rosacea and other dermatological diseases (topical)

Phase II; a Phase II rosacea study was completed in the United States (a precursor product, MX–594AN, completed two Phase II studies in the United States for the treatment of acne). The global development and commercialization rights for omiganan for use in dermatological diseases are licensed to Cutanea. Cutanea has completed an end of Phase II meeting with the US Food and Drug Administration. Cutanea is seeking a co-development partner to advance omiganan into Phase III development for the treatment of rosacea. Upon successful completion of various milestones in this program (starting with Phase III enrollment), we can receive up to US$21 million in development and commercialization milestone payments and a single–digit royalty on net sales.

Celgosivir (alpha-glucosidase I inhibitor). Also known as MX-3253.	Treatment of viral infections (oral)

Phase II; completed three Phase II studies for the treatment of chronic hepatitis C virus (HCV) infections. In January 2009 we entered into an exclusive option agreement with United Therapeutics Corporation (“UTC”). Pursuant to the option agreement, we were conducting preclinical work funded by UTC to further characterize and investigate the utility of celgosivir in the treatment of viral infections. UTC was also funding certain other costs in the celgosivir program. In April 2009 UTC provided thirty days notice to discontinue the option agreement. This program is currently inactive and development work has stopped. We are currently seeking strategic options for the program.

MX-2401 (lipopeptide).	Treatment of serious Gram-positive bacterial infections (intravenous)

Preclinical; MX–2401 was expected to be our next clinical program. The features of MX–2401 indicate a highly competitive intravenous agent for treating serious Gram–positive infections (including the highly publicized resistant bacteria, VRE and MRSA). The focus of our activities in this program is on strategic options for advancing the development of MX-2401. We are unable to provide guidance as to timelines for advancing this program to clinical trials.

SB-9000 (dinucleotide). Also known as MX-1313.	Treatment of hepatitis B virus (HBV) infections

Preclinical; out–licensed to Spring Bank Pharmaceuticals Inc. (“Spring Bank”). Spring Bank plans to advance SB-9000 into clinical development in the first quarter of calendar 2010. We have a 1,000,000 convertible preferred share and a 50,000 common share ownership position in Spring Bank. Upon successful completion of various milestones in this program, we can receive up to US$3.5 million in milestone payments during development of SB-9000 and royalties on net sales and sublicensing revenues.

HCVnn (non-nucleoside polymerase inhibitor small molecule).	Treatment of chronic hepatitis C virus (HCV) infections	Preclinical; lead series of compounds identified. This program is currently inactive and development work has stopped.

Product Approval Process

The production and manufacture of our drug candidates, and our research and development activities, are subject to rigorous governmental regulations regarding safety and efficacy. In Canada, these activities are regulated by the Food and Drugs Act administered by Health Canada. In the United States, drugs are regulated by the Federal Food, Drug, and Cosmetic Act, administered by the Food and Drug Administration (“FDA”). The government regulatory authorities have responsibility for overseeing the country's requirements for conducting clinical trial investigations and approving new drugs for marketed use. Regulatory authorities require facilities responsible for manufacturing, processing, packaging, labeling or holding of drugs, sites performing preclinical work to support marketing applications and all clinical sites to adhere to a strict set of standards, specifically Good Manufacturing Practices (“GMPs”), Good Laboratory Practices (“GLPs”) and Good Clinical Practices (“GCPs”). Routine inspections are performed to ensure compliance with these standards.

The principal activities that must be completed before obtaining approval for marketing of any new drug product in Canada and the United States are generally as follows:

(a) Preclinical (non-clinical) Studies. Preclinical studies are conducted in vitro and in animals to evaluate the drug's toxic and pharmacologic effects. Toxicity screening is performed, as well as investigations on drug absorption and metabolism, the toxicity of the drug's metabolites, and the speed with which the drug and its metabolites are excreted from the body.

(b) Phase I Clinical Trials. Phase I clinical trials consist of testing a drug candidate in a small number of human subjects (usually healthy volunteers) to assess its safety (toxicity), dose tolerance and pharmacokinetic properties including absorption, distribution, metabolism and elimination. Information from a Phase I study is used to design Phase II studies.

(c) Phase II Clinical Trials. Phase II clinical trials are conducted in patients with the potential disease target(s). Subject numbers are greater than is required for Phase I clinical trials. The purpose of Phase II studies is multiple.  The primary purpose is the establishment of “Proof of Concept”, the demonstration that the scientific rationale for the development of the compound is valid in the clinic. Further, Phase II work is typically done to establish the optimal dosing regimen and evaluate the safety, tolerability and effectiveness of the compound in patients having the disease or medical condition for which the compound is likely to be indicated. These trials also serve to identify possible common side effects and risks, and devise plans to avoid or proactively manage these side effects in future treatment protocols including the registration studies.

(d) Phase III Clinical Trials. Phase III clinical trials, also known as registration studies, are conducted in the ‘target label’ patient population, as they are to establish the basis of approval of the drug by the relevant regulatory authorities. Typically at least two of these studies are required and involve larger patient populations recruited from many different study sites (multi-center trials). These studies must demonstrate the effectiveness of the drug, either by superiority or non-inferiority design, depending on the type of drug. In addition to efficacy, the safety profile of the drug will be well defined, and allow for a risk-benefit assessment.

Successful preclinical results (achieving potentially valuable pharmacological activity combined with an acceptable level of toxicity) enable the developer of a new drug to seek authorization from regulatory authorities to commence clinical trials. In the United States an Investigational New Drug (“IND”) application must be submitted to the FDA at least 30 days before clinical trials begin. In Canada, a Clinical Trial Application (“CTA”) must be submitted to Health Canada at least 30 days prior to commencement of each clinical trial and in some cases written approval must be obtained prior to commencement of a specific clinical trial. The IND or CTA contains all relevant preclinical and clinical information required by the agency.

As the method of manufacture may affect the efficacy and safety of a drug, information on manufacturing methods and standards, and the stability of the drug substance and dosage form must be presented to the relevant regulatory authorities. This is to ensure that a product that may eventually be sold to the public has the same composition as that determined to be effective and safe in clinical trials.  Production methods and quality control procedures must be in place to ensure the product can reproducibly meet its approved specifications.

Upon completion of all clinical trials the results are submitted to the FDA as part of a New Drug Application (“NDA”) or to Health Canada as part of a New Drug Submission (“NDS”) to obtain approval to commence commercial distribution of the drug. On approval of these submissions, the FDA or Health Canada grants a license to market the product in the United States or Canada, respectively.

The FDA and Health Canada requires post-market surveillance programs to monitor a product’s safety. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety, effectiveness or quality problem involving an approved drug may result in FDA or Health Canada action requiring suspension or withdrawal of the product from the market and possible recall action.

MIGENIX Business Model

Our business is now focused on out-licensing (partnering) our non-partnered product candidates to pharmaceutical and other biotechnology or biomedical companies. Out-licensing is intended to reduce product development and commercialization risks, minimize development expenses through sponsored development programs, and to leverage the development and commercialization capabilities of our partners. Under our former business model our preference was to out-license our non-partnered product candidates at later stages of development (typically in late Phase II after preliminary safety and proof of efficacy parameters in humans had been obtained, or during Phase III).

We use contract manufacturing organizations for the manufacture and supply of our drug candidates for preclinical and clinical studies and contract research organizations to perform preclinical and clinical study activities.  With the elimination of our in-house clinical, regulatory and research groups during the financial year ended April 30, 2009, we are now dependent on consultants (including former employees) and contract research organizations for all of our development activities and to support our out-licensing efforts.

An important component of our business is seeking, obtaining and maintaining patent protection in the United States and other significant market territories for our technologies and product candidates. To manage costs we are focusing our intellectual property expenditures on the omiganan and MX-2401 programs.

Drug Development Programs

Omiganan

Our latest stage drug candidates are topical products containing a cationic antimicrobial peptide (omiganan pentahydrochloride). Omiganan is a small, amphipathic molecule that kills a broad spectrum of microbes, including bacteria, fungi and protozoa.  Omiganan may also affect positively the immune system and minimize local skin inflammation.

Unlike conventional antibiotics, which can block bacterial growth through a biochemical process, our research suggests that omiganan works on a physical level, disrupting the microbial cell membrane to kill the organism. This physical attack destroys microbes quickly, non-specifically and efficiently, thereby making it extremely difficult for bacteria (and other susceptible microbes) to develop resistance to omiganan.

OmigardTM: Prevention of Catheter-Related Infections

OmigardTM is a sterile, topical gel formulation containing omiganan, which has been in development for the prevention of infections related to Central Venous Catheters (“CVCs”) and other percutaneous medical devices, including arterial lines, dialysis catheters, and peripherally inserted central catheters (“PICCs”). CVCs are devices used by physicians to deliver therapeutic and nutritional agents, sample blood and monitor a patient’s status. CVCs are commonly inserted through the chest wall, groin, or neck, into a major vein, for example, the jugular vein. With the recent clinical study results (see “Current Status” below) we are currently investigating a range of opportunities for the OmigardTM program.

Catheter-related bloodstream infections are common, costly, and potentially lethal. Each year in the United States, central venous catheters may cause an estimated 80,000 catheter-related bloodstream infections and, as a result, up to 28,000 deaths among patients in intensive care units (ICUs). A March 2009 United States Centers for Disease Control and Prevention (“CDC”) report estimates the direct medical costs of central line associated bloodstream infections in the United States to be approximately $0.6 billion to $2.7 billion annually.

Catheter-related infections include: local catheter site infections (“LCSIs”), which are infections at the catheter insertion site; catheter colonization, which is the growth of microorganisms on the portion of the catheter below the skin surface; and catheter-related bloodstream infections (“CRBSIs”), which are infections in the bloodstream caused by microorganisms associated with the catheter. The vast majority of CRBSIs occur when bacteria and/or fungi that colonize the patient’s skin around the catheter insertion site migrate down the catheter to colonize the implanted portion of the device. These microorganisms then break away from the colonized catheter, seeding into the blood and causing subsequent bloodstream infections. With growing frequency, the organisms that cause these infections have developed resistance to conventional antibiotics. OmigardTM is designed to kill organisms on the skin surface surrounding the catheter entry site that could cause a local catheter site infection which could lead to more serious life-threatening catheter-related infections.  OmigardTM is applied on the skin around the insertion site of catheter, after insertion and prior to the first application of a catheter dressing as well as with subsequent dressing changes.

Although there are no approved prescription drugs for this specific indication (prevention of catheter-related infections), a number of topical and other products are currently used in practice. Topical “over-the-counter” antiseptics such as povidone-iodine (Betadine Skin Cleanser/Ointment) and chlorhexidine (contained in Hibiclens Antimicrobial Skin Cleanser and BioPatch antimicrobial dressings) are currently used in the United States for cleansing catheter insertion sites.  Neosporin and Bactroban (topical antibiotics) are also known to be used, although they are contraindicated by the CDC infection prevention guidelines. Other products either in use or in development to reduce catheter-related infections are focused on downstream aspects of the infectious process. Some catheters coated with antiseptics and antibiotics have demonstrated reductions in catheter-related infections. Other new technologies being developed include contamination-resistant hubs, attachable cuffs, new catheter-coatings and antiseptic catheter lock solutions. We believe any use of these products would be in addition to the use of antimicrobial agents on the skin surface to prevent catheter-related infections. If approved for marketing, OmigardTM could be used in place of, or in addition to, these current products, devices and procedures to reduce the incidence of catheter related infections.

Current Status

A collaboration and license agreement for the development and commercialization of omiganan for the topical treatment or prevention of device-related, burn-related or surgery-related infections was entered into in July 2004, with Cadence Pharmaceuticals, Inc. (NASDAQ: CADX). In May 2009 Cadence provided notice to end this agreement following the results from a second OmigardTM Phase III clinical study. For additional information on the former license agreement with Cadence, see “Development and Commercialization Agreements – Cadence

Pharmaceuticals, Inc.”. Prior to the agreement with Cadence, MIGENIX had completed several clinical studies including the first OmigardTM Phase III study.

In the first Phase III study (completed July 2003 in the United States) with over 1,400 patients, OmigardTM demonstrated a statistically significant reduction in LCSIs, and a statistically significant reduction in catheter colonization, both secondary endpoints in the study. There was also a statistically significant reduction in catheter replacements. Statistical significance was not reached in the study for the primary endpoint of CRBSIs.

In June 2005, Cadence, and the FDA reached a Special Protocol Assessment (“SPA”) agreement for a second, confirmatory Phase III clinical trial of OmigardTM to support US marketing approval for the prevention of LCSIs. Cadence initiated United States enrollment in a multi-national pivotal Phase III study in August 2005 and European enrollment in the study was initiated in January 2006. This second Phase III trial was a randomized, evaluation committee-blinded study to assess the effectiveness of OmigardTM vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,850 hospitalized patients with CVCs. This trial is known as the Central Line Infection Reduction Study, or “CLIRS” trial. The primary efficacy endpoint of the CLIRS trial was to evaluate whether OmigardTM is superior to 10% povidone-iodine in reducing the incidence of LCSIs in patients requiring central venous catheterization. Secondary objectives of the CLIRS study included assessing the effectiveness of OmigardTM in preventing catheter colonization, catheter-related bloodstream infections and all-cause bloodstream infections in patients requiring central venous catheterization, as well as gathering additional safety data on OmigardTM.

On September 15, 2008, Cadence announced that it was engaged in discussions with the FDA regarding the statistical analysis plan for the CLIRS trial and revised their guidance for reporting the results of the CLIRS trial from the fourth quarter of calendar 2008 to the first quarter of calendar 2009. The following is a summary of the top-line results of the CLIRS study as reported by Cadence on March 12, 2009:

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A total of 1,859 patients were enrolled at 58 clinical trial sites in the United States and Europe.

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The primary efficacy endpoint of CLIRS was the incidence of LCSI prior to study discharge among survivors in the modified intent to treat subset for OmigardTM compared to 10% povidone-iodine. A determination of LCSI was made by blinded evaluation committee adjudication.  The incidence of LCSI was 6.3% for patients treated with OmigardTM compared to 8.6% for patients treated with povidone-iodine (p=0.08).

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There was evidence of antimicrobial efficacy observed in two of the secondary endpoints. Microbiologically-confirmed LCSI (“mcLCSI”), the subset of patients with LCSI plus a positive culture from the skin site or the catheter was 3.9% for patients treated with OmigardTM compared to 7.6% for patients treated with povidone-iodine (p<0.01). For the endpoint of catheter colonization (“CC”), which was a positive culture from the catheter, the incidence was 43.7% for patients treated with OmigardTM compared to 55.1% for patients treated with povidone-iodine (p<0.01).

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For the secondary endpoint of CRBSI, which was defined as matched cultures from both the catheter and the blood, the incidence was 19.5% for patients treated with OmigardTM compared to 23% for patients treated with povidone-iodine (p=0.08).

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Safety data from CLIRS demonstrated that OmigardTM was generally safe and well tolerated.  There were no statistically significant differences between OmigardTM and povidone-iodine across all key safety endpoints.

Upon evaluation of the results of the CLIRS trial and although a positive trend was observed, Cadence made a strategic decision to discontinue further development of OmigardTM and therefore not to proceed with submission of an NDA to the FDA or a Marketing Authorization Application (“MAA”) for OmigardTM to European regulatory authorities.

We are currently investigating a range of opportunities for the OmigardTM program including interactions with our advisors and a regulatory agency regarding potential approval strategies for OmigardTM.

CLS001: Omiganan for the Treatment of Dermatological Diseases

We were initially developing a topical solution formulation containing omiganan (known as MX-594AN) for the treatment of acne and had completed three Phase I and two Phase II trials targeting mild to moderate acne. A global license agreement for the development and commercialization of omiganan for dermatological diseases was executed on December 7, 2005 with Cutanea Life Sciences, Inc., a private, dermatological pharmaceutical company based in metropolitan Philadelphia, Pennsylvania. For additional information on the license agreement with Cutanea, see “Development and Commercialization Agreements - Cutanea Life Sciences, Inc.”. Cutanea is pursuing rosacea as its first indication for development. For information on Cutanea’s development plans see “Current Status” below.

Rosacea is a chronic disease that affects the skin and, in about 50% of cases, the eyes as well. The condition is characterized by both vascular (flushing) and dermal (occurrence of papular and pustular lesions) components involving the face and occasionally the neck and upper trunk.  Rosacea affects over 14 million Americans. It most often affects adults between the ages of 30 and 60, and seems to be more common in women and people with fair skin.

The exact cause of rosacea is still unknown, however, potential causes may include:  genetic predisposition, heredity, hypochlorhydria (decreased production of gastric acid by the stomach), inflammatory bowel disease and infection with the bacterium Helicobacter pylori, Demodex folliculorum mites, endocrine diseases, vitamin deficiencies, and micro-circulatory disturbances.  Average disease duration is about 9 years, and flare-ups often occur when certain triggers cause the blood vessels in the face to dilate, causing redness. Common triggers include: sun, exercise, hot weather, emotional stress, spicy foods, alcohol, and hot water.  There is no cure and current therapies are aimed at managing symptoms and preventing further progression of the disease.

The signs and symptoms of rosacea vary substantially from one patient to another, and treatment must therefore be tailored by a physician for each individual case.  Some patients are troubled by redness and flushing, while others have bumps and pimples, thickening of the skin, or eye rosacea or combinations.  For patients with redness and pimples, doctors often prescribe oral antibiotics and topical therapy to bring the condition under control, followed by long-term use of the topical therapy alone to maintain remission. When appropriate, laser treatment or other surgical procedures may be used to remove visible blood vessels, reduce extensive redness or correct disfigurement of the nose.  Eye symptoms are commonly treated with oral antibiotics and ophthalmic therapy. In addition, rosacea patients are advised to identify and avoid lifestyle and environmental factors that may aggravate their individual conditions. Patients may also benefit from gentle and appropriate skin care, and cosmetics may be used to reduce the effect of rosacea on appearance.

It is unknown exactly why antibiotics work against rosacea, but it is widely believed that it is due to their anti-inflammatory properties, rather than their bacteria-fighting capabilities. Oral antibiotics used in treatment of rosacea include doxycycline, erythromycin, minocycline, and tetracycline. Topical and oral therapies are often combined in treating rosacea. Products containing a sulfur drug or azelaic acid may be prescribed as an alternative or adjunct to antibiotic therapy, and a cardiovascular medication is sometimes used to control severe flushing. Other medications may also be considered, especially in cases that do not respond to initial therapy.

Current Status

In January 2007, Cutanea initiated a Phase II rosacea clinical trial in the United States using CLS001, a topical formulation of omiganan for dermatologic use. In October 2007, based on the promising results from this study, Cutanea selected a once daily dose of omiganan 2.5% gel for further development for the treatment of papulopustular rosacea. Cutanea had a successful end-of-Phase II meeting with the FDA in 2008 and is seeking a co-development partner to advance omiganan into Phase III development for the treatment of rosacea. Preparations for the initiation of Phase III clinical studies in the second half of calendar 2009 and the initiation of a dermal carcinogenicity study in the first quarter of calendar 2009 have been put on hold while Cutanea seeks a co-development partner. Prior to placing these development activities on hold, Cutanea was targeting to submit a NDA for omiganan 2.5% gel in 2011.

Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections

We acquired our lipopeptide program in May 2002 (see “Technology Licenses and Research Collaborations - BioSource Pharm, Inc” and “Technology Licenses and Research Collaborations – Ardea BioSciences Inc.”). Lipopeptides represent a family of antimicrobial agents active against aerobic and anaerobic Gram-positive bacteria.  Through our research and development activities, we discovered and selected MX-2401 as our lead lipopeptide development candidate in December 2003.

MX-2401 is an injectable lipopeptide antibiotic targeting the treatment of serious Gram-positive bacterial infections. MX-2401 has demonstrated a number of attractive characteristics which, if confirmed in future development, could differentiate it from products on the market and under development. In preclinical testing, MX-2401 is rapidly bactericidal and demonstrates activity against a broad spectrum of Gram-positive bacteria including vancomycin-resistant enterococci (“VRE”), methicillin-resistant S. aureus (“MRSA”) and penicillin-resistant S. pneumoniae (“PRSP”). MX-2401 has potent activity in animal disease models including thigh infection and pneumonia. In vivo pharmacokinetic/pharmacodynamic (PK/PD) analysis suggests the potential for increased effectiveness using less frequent dosing intervals. Ultimately, indications that could be pursued for MX-2401 include complicated skin and skin structure infections (“cSSSI”), hospital-acquired pneumonia (“HAP”), community acquired pneumonia (“CAP”) requiring hospitalization, complicated urinary tract infections, certain bacteriemias and endocarditis. It is expected that the first indication MX-2401 would target is cSSSI, which include deep wounds, surgical incisions, bites and lacerations that have become infected, major abscesses and infected skin ulcers.

Antibacterial therapies work by inhibiting specific critical processes in a bacterial pathogen. Such therapies can be either static—inhibiting growth of the pathogen—or bactericidal—causing the death of the pathogen. Many antibiotics in use today were developed and introduced into the market from the 1950’s to the 1980’s. Most of these were developed from existing classes of drugs such as semi-synthetic penicillins, cephalosporins, macrolides, quinolones and carbapenems. Only two new antibiotics from new chemical classes have been introduced to the market in the past 35 years—Zyvox®, a static agent which is known generically as linezolid and is from the oxazolidinones chemical class, and Cubicin®, a lipopeptide bactericidal agent, known generically as daptomycin.

The increasing prevalence of drug-resistant bacterial pathogens has led to increased mortality rates, prolonged hospitalizations, and increased healthcare costs. The resistant organisms have emerged from both the Gram-positive and Gram-negative classes of bacteria. Gram-positive bacteria are differentiated from Gram-negative bacteria by the differences in the structure of the bacterial envelope. Gram-positive bacteria possess a single cellular membrane and a thick cell wall component, whereas Gram-negative bacteria possess a double cellular membrane with a thin cell wall component. These cellular structures greatly affect the ability of an antibiotic to penetrate the bacterium and reach its target site.

In 2006, the total hospital market for antibacterials across the seven major markets (US, Japan, Germany, Italy, France, UK, Spain) generated US$7.9 billion in sales. The competition in the market for therapeutic products that address serious Gram-positive bacterial infections is significant. In particular, vancomycin has been a widely used and well known antibiotic for over 40 years and is sold in a relatively inexpensive generic form. Vancomycin is marketed generically by Abbott Laboratories, Shionogi & Co., Ltd. and others. Other commercially available drugs in the United States to treat Gram-positive infections include: Zyvox® marketed by Pfizer, Synercid® marketed by King Pharmaceuticals, Tygacil®, marketed by Wyeth and Cubicin® marketed by Cubist Pharmaceuticals. Cubicin (daptomycin for injection), approved by the FDA in September 2003, achieved net revenues of over US$422 million in 2008.

In November 2008, an FDA Antiinfective Drug Advisory Committee (“AIDAC”), meeting was held to discuss pending New Drug Applications (“NDAs”), for three antibiotics: telavancin, filed by Theravance, Inc.; oritavancin, filed by Targanta Therapeutics Corporation, which was acquired by The Medicines Company in late February 2009; and iclaprim, filed by Arpida Ltd. The NDAs for each of these agents sought approval for the treatment of cSSSI. The AIDAC voted in favor of approval of telavancin subject to certain recommendations regarding certain safety issues. In late January 2009, Theravance submitted an NDA for telavancin as a potential therapy for HAP, based on the results of a HAP Phase 3 trial announced in December 2007. In late February 2009, Theravance announced that it had received a complete response letter from the FDA outlining requirements for approval of telavancin for the treatment of cSSSI. The Complete Response letter for telavancin included the requirement for a Risk Evaluation and Mitigation Strategy and a boxed warning related to the risk of teratogenicity (the ability to cause birth defects). The AIDAC voted against approval of oritavancin and iclaprim based on the data submitted in their respective NDAs. In December 2008, the FDA issued a complete response letter to Targanta's NDA indicating that an additional Phase 3 trial would be required to gain United States approval for oritavancin. In January 2009, the FDA issued a complete response letter to Arpida's iclaprim NDA, indicating that it did not demonstrate the efficacy of iclaprim for treatment of cSSSI within an acceptable non-inferiority margin. The FDA also is reviewing ceftobiprole, a broad spectrum agent with MRSA activity (NDA submitted in May 2007 by a division of Johnson & Johnson which licensed worldwide rights to ceftobiprole from Basilea Pharmaceutica, Ltd.). Telavancin and ceftobiprole may be approved and marketed in the near future.

Current Status

MIGENIX’s development plan for MX-2401 was to initially seek regulatory approval for treating patients with cSSSI and then gain approval for other infections, caused by Gram-positive bacteria (e.g. MRSA, VRE) including CAP requiring hospitalization and HAP. Our priority for the MX-2401 program had been to file an IND application or CTA in late 2009 and begin clinical studies. In light of our financial resources, the focus of our activities in this program is on strategic options for advancing the development of MX-2401.

In October 2008 we presented results of our research on MX-2401 at the 48th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) and the concurrent 46th Annual Infectious Diseases Society of America (IDSA) meeting held in Washington, DC. The titles of the three posters presented were:

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MX-2401 Bactericidal Activity and Membrane Depolarization in Staphylococcus epidermidis [F1-364]. By H. Yang, J.J. Clement, and D. Dugourd.

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Development of a Novel Method for Determining MX-2401 Drug Potency [F2-385]. By J. Fenn, R. Sui, J.J. Clement, and D. Dugourd.

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In Vitro Activity of MX-2401 a Novel Lipopeptide Against Multi-Drug Resistant (MDR) Staphylococcus aureus (SA) [F1-363]. By D.J. Hoban, B. Weshnoweski, R. Vashisht, G.G. Zhanel, and D. Dugourd.

The data presented in these posters further confirms the uniqueness and clinical potential of MX-2401. In addition to demonstration of a different mechanism of action from daptomycin, we have confirmed activity against pathogens responsible for difficult-to-treat infections in humans caused by community-acquired methicillin-resistant Staphylococcus aureus (CA-MRSA), hospital acquired MRSA (HA-MRSA), and vancomycin-resistant S. aureus (VRSA).

The Company plans to present further results of its research on MX-2401 at the 49th Annual Interscience Conference on Antimicrobial Agents and Chemotherapy (ICAAC) meeting being held September 12-15, 2009 in San Francisco, CA.

Based on available resources development activities in the MX-2401 program were scaled back significantly during the year ended April 30, 2009. Manufacturing process development initiated at a European-based contract manufacturer was reduced in scope and completed. Other work related to the manufacturing process was also completed. We are exploring strategic options for developing MX-2401 and we are unable to provide guidance as to the timing to advance this program to clinical trials. Prior to initiating clinical trials of MX-2401, various activities must be completed including: manufacturing process development, GLP non-clinical studies, manufacture of GMP quality MX-2401, submit and obtain regulatory approval for initiating clinical studies.

MIGENIX and the Government of Canada are working towards the termination of the agreement under the former Technology Partnerships Canada program which was funding 26% of eligible MX-2401 development costs (see “MATERIAL CONTRACTS - Technology Partnerships Canada”).

Celgosivir: Treatment of Chronic Hepatitis C Virus (“HCV”) Infections

In February 2004, we acquired celgosivir, an oral, first-in-class compound in development for the treatment of chronic HCV infections (see “Technology Licenses and Research Collaborations - Virogen Limited” below). Celgosivir exerts its antiviral effects through the inhibition of the mammalian cell enzyme, α-glucosidase I.  In a surrogate in vitro model of HCV infection (bovine viral diarrhea virus, also known as “BVDV”), celgosivir (and its active metabolite castanospermine) are believed to inhibit the replication of BVDV by preventing the correct folding of their envelope glycoproteins (i.e. E1 and E2).

HCV is a major cause of acute hepatitis and chronic liver disease, including cirrhosis and liver cancer. Globally, according to The World Health Organization, an estimated 170 million persons are chronically infected with HCV and 3 to 4 million persons are newly infected each year. HCV is spread primarily by direct contact with human blood. The major causes of HCV infection worldwide are use of unscreened blood transfusions, and re-use of needles and syringes that have not been adequately sterilized. No vaccine is currently available to prevent HCV.

According to 2007 data published by the CDC, 2.7 million to 3.9 million persons in the United States are living with chronic HCV disease, although the number of new infections has been decreasing on an annual basis (17,000 estimated total new infections in the United States in 2007).

About 80% of newly infected patients progress to develop chronic infection. Cirrhosis develops in about 10% to 20% of persons with chronic infection, and liver cancer develops in 1% to 5% of persons with chronic infection over a period of 20 to 30 years. HCV also exacerbates the severity of underlying liver disease when it coexists with other hepatic conditions. In particular, liver disease progresses more rapidly among persons with alcoholic liver disease and HCV infection.

The National Institutes of Health recommends treatment for HCV if the patient has: (i) a positive test result indicating HCV circulating in the bloodstream; (ii) a biopsy that indicates significant liver damage; and (iii) elevated levels of a liver enzyme called alanine aminotransferase (ALT) in the blood.

The current standard of care for HCV treatment is weekly injections of a drug called pegylated interferon alfa combined with twice-daily oral doses of ribavirin (Rebetol) — a broad-spectrum antiviral agent. Two pegylated interferon medications are available, peginterferon alfa-2b (Peg-Intron) and peginterferon alfa-2a (Pegasys). The goal of HCV treatment is to clear the virus from the bloodstream. Combined pegylated interferon and ribavirin clear HCV infection in 40 percent to 80 percent of those treated. Its success often depends on the type of infection. For example, this treatment clears HCV in up to half the people with genotype 1 — the most common genotype found in the United States — and in up to 80 percent of those with genotypes 2 and 3. For the treatment of genotype 1 HCV, a course of relatively high-dose medications for 48 weeks may be recommended. For the treatment of genotype 2 or genotype 3, a 24-week course of medications at a lower dose may be adequate. If one course of combined pegylated interferon and ribavirin doesn't clear HCV from the bloodstream, a second course of combination therapy may be recommended.

The use of interferon-based therapy for the treatment of HCV can be limited by frequent side effects, injectable administration and poor patient tolerance and adherence. Many patients receiving interferon can experience influenza-like symptoms, fatigue and depression. Ribavirin can be problematic for patients with pre-existing anemia, kidney problems or heart disease.

There are many compounds in development for the treatment or prevention of HCV. HCVadvocate.com lists over 40 non-interferon drugs in clinical development for the treatment of HCV and 7 vaccines in clinical development to prevent HCV. HCV replication dynamics, and the potential for HCV resistance development to direct antivirals in patients, predict that combination therapy (use of two, three or more drug combinations) will likely be needed to effectively treat chronic HCV infections.

In combination with peginterferon alfa-2b and ribavirin in a Phase II combination therapy study in non-responder and partial responder HCV patients, celgosivir demonstrated data suggesting a clinically significant benefit in non-responder patients versus standard of care after 12 weeks of treatment. Results in a small Phase II viral kinetics combination therapy study in treatment-naïve HCV patients did not show a benefit after 12 weeks of treatment. As an oral alpha-glucosidase inhibitor in clinical development, with demonstrated synergy when combined with interferons and other anti-HCV drugs and with Phase II data suggesting clinical benefit in treating non-responders, celgosivir could become a component of future drug combination therapies in the evolving mix of therapeutic options.

Current Status

Our celgosivir clinical development activities to date have included three Phase II clinical studies in patients infected with chronic HCV genotype 1: (i) a monotherapy study (completed in September 2005); (ii) a combination therapy study in patients previously non-responsive or partially responsive to pegylated alpha interferon-based therapy (completed in November 2006; final results April 2007); and (iii) a combination therapy viral kinetics study in treatment-naïve patients (completed July 2008).

In January 2009 we entered into an exclusive option agreement with United Therapeutics (“UTC”) in respect of celgosivir. Under the agreement, UTC could, in its sole discretion, exercise an option to license the rights to celgosivir for use in the prevention and treatment of viral diseases. Pursuant to the option agreement, during the period January 2009 to April 2009 we conducted preclinical work to further characterize and investigate the utility of celgosivir in the treatment of viral infections. UTC funded the cost of this work, as well as certain other costs in the celgosivir program. In April 2009 the Company received notice from UTC to discontinue the option agreement.

There are currently no development activities in the celgosivir program. We are seeking strategic options for the program, however the Company has prioritized the OmigardTM and MX-2401 initiatives ahead of the celgosivir program.

Non-nucleoside Polymerase Inhibitor Program: Treatment of HCV Infections

We had an internal program directed towards the discovery of non-nucleoside inhibitors of the HCV RNA-dependent RNA polymerase. Lead identification and optimization work in this preclinical program had resulted in our identification of a lead series of compounds. Compounds in the lead series have been shown to inhibit the target enzyme (through enzymatic assays and x-ray crystallography) and have excellent (nanomolar) activity in replicon assays (cell-based assays of HCV replication). No current development work is being done in this program due to limited resources.

For a discussion of HCV, see “Celgosivir: Treatment of Chronic Hepatitis C Virus Infections” above.

SB-9000: Treatment of Hepatitis B Virus (“HBV”) Infections

In December 2003, we out-licensed SB-9000 (formerly known as MX-1313), a dinucleotide in the preclinical stage of development, for the treatment for chronic HBV infections to Spring Bank Pharmaceuticals Inc. (formerly known as “Spring Bank Technologies Inc.) We acquired MX-1313 in September 2002 as part of our acquisition of the hepatitis technologies of Origenix Technologies Inc. Pursuant to the license agreement with Spring Bank we are to receive annual progress reports on the development of SB-9000. The 2008 progress report shows various preclinical development activities supporting the advancement of the SB-9000 program. Spring Bank plans to advance SB-9000 into clinical development in the first quarter of calendar 2010. For additional information on the Spring Bank license, see “Development and Commercialization Agreements – Spring Bank Pharmaceuticals Inc.” below.

Development and Commercialization Agreements

Cadence Pharmaceuticals, Inc. (“Cadence”)

In July 2004, we entered into a Collaboration and License Agreement with Cadence (formerly Strata Pharmaceuticals Inc.) for the development and commercialization of OmigardTM. This agreement ended in May 2009 (see “Drug Development Programs – Omiganan - OmigardTM: Prevention of Catheter-Related Infections – Current Status”). Under the terms of the agreement, Cadence had the exclusive rights to market and sell OmigardTM in North America and Europe.  In exchange for these rights, we received a $2.0 million (US$1.5 million) fee and $0.6 million (US$0.5 million) as an equity investment in common shares. The terms of the agreement also included up to US$30 million in development and commercialization milestone payments and a double-digit royalty on net sales. Cadence was funding the clinical, regulatory, and commercialization costs related to OmigardTM in North America and Europe and was responsible for manufacturing.

For additional information on the OmigardTM program, see “Drug Development Programs – Omiganan - OmigardTM: Prevention of Catheter-Related Infections”.

Cutanea Life Sciences, Inc. (“Cutanea”)

In December 2005, we entered into a License Agreement with Cutanea for the development and commercialization of omiganan for dermatological diseases.  Under the terms of the agreement, Cutanea has the exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. In exchange for these rights, we received an upfront fee and can receive up to approximately US$21 million in development and commercialization milestone payments, as well as single-digit royalties on net sales.  Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

Unless otherwise terminated in accordance with its terms, the agreement will remain in effect until the later of the expiration of the last of any patents issued in respect of the licensed technology and 8 years from the date of the first commercial sale on a country by country basis.

For additional information on the relationship with Cutanea, see “Drug Development Programs – Omiganan - Omiganan for the Treatment of Dermatological Diseases”.

Spring Bank Pharmaceuticals, Inc. (“Spring Bank”)

In December 2003, we entered into a license agreement with Spring Bank of Milford, MA, under which Spring Bank acquired exclusive worldwide rights to SB-9000, a dinucleotide under development as a treatment for HBV chronic infections acquired by us as part of the September 2002 acquisition of the hepatitis technologies of Origenix Technologies Inc. Under the license agreement with Spring Bank, we received 4,000 Series A convertible/redeemable preferred shares in Spring Bank, rights for up to US$3.5 million in milestone payments during development of SB-9000 and royalties upon net sales and sub-licensing revenues.

On April 30, 2008, the Company and Spring Bank entered into an amendment to the December 17, 2003 stock purchase agreement whereby the Company exchanged the 4,000 Series A, non-voting, convertible, redeemable preferred shares of Spring Bank for 1,000,000 new Series A non-voting, convertible preferred shares of Spring Bank. As consideration for the amendment and as compensation for legal expenses incurred, the Company will receive 50,000 common shares of Spring Bank. The 1,000,000 Series A preferred shares in Spring Bank have a liquidation preference of US$1,000,000 and are convertible into common shares of Spring Bank at any time at the Company’s option or automatically upon an initial public offering by Spring Bank, initially on a one-for-one basis and adjusted thereafter to reflect certain share transactions or reorganizations. The 1,000,000 Series A preferred shares represent 100% of the total outstanding preferred shares of Spring Bank at April 30, 2009 and combined with the 50,000 common shares held by the Company represent approximately 26% of the total number of Spring Bank equity shares outstanding at April 30, 2009.

We have accounted for our investment in Spring Bank using the cost basis of accounting due to restrictions placed on our ability to influence strategic operating, financing and investing activities. The investment in Spring Bank has been recorded at a nominal amount of $1,000.

Spring Bank funds all development and patent costs for SB-9000. Unless otherwise terminated in accordance with its terms, the agreement with Spring Bank is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Technology Licenses and Research Collaborations

We have in-licensed, acquired technology licenses and entered into research collaborations and/or other technology development and commercialization agreements as follows:

BioSource Pharm, Inc. (“BioSource”)

On May 20, 2002, pursuant to an Asset Purchase Agreement with IntraBiotics (now Ardea BioSciences, Inc.; see “Ardea BioSciences, Inc.” below), we entered into a research collaboration and license agreement with BioSource for the discovery and development of amphomycin-related (lipopeptide) and polyene compounds.  Consideration payable to BioSource under the terms of the agreement includes US$2 million in cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales.  The equity component of the consideration included 1,000,000 Series B preferred shares. In May 2007 we converted 50,000 Series B preferred shares to pay a US$50,000 milestone in respect of the MX-2401 lipopeptide program.  The remaining 950,000 Series B preferred shares outstanding at July 27, 2009, at our option, are to be redeemed for cash and/or converted into our common shares at US$1 per preferred share as specific drug development milestones are achieved in the lipopeptide and the polyene programs (see “DESCRIPTION OF CAPITAL STRUCTURE”). For additional information on the lipopeptide program, see “Drug Development Programs – Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections”. We are not actively developing the polyene technology. Pursuant to the agreement, we also funded research and development work at BioSource to September 15, 2003.

Unless otherwise terminated in accordance with its terms, the agreement with BioSource is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

Ardea BioSciences, Inc. (formerly IntraBiotics Pharmaceuticals, Inc.;“IntraBiotics”)

Effective May 20, 2002, we acquired certain assets related to amphomycin-related (lipopeptide) and polyene compounds from IntraBiotics.  As consideration for the assets acquired, we made an up-front cash payment of US$0.4 million to IntraBiotics. Further consideration under the terms of the agreement includes US$2.75 million in cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales. The equity component included 750,000 Series A preferred shares of which we redeemed 400,000 Series A preferred shares in October 2002 by paying US$0.4 million and in May 2007 we converted 50,000 Series A preferred shares to pay a US$50,000 milestone in respect of the MX-2401 lipopeptide program.  The remaining 300,000 Series A preferred shares outstanding at July 27, 2009, at our option, are to be redeemed for cash and/or converted into our common shares at US$1 per preferred share as specific drug development milestones are achieved in the lipopeptide and the polyene programs (see “DESCRIPTION OF CAPITAL STRUCTURE”). For additional information on the lipopeptide program see “Drug Development Programs - Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections”. We are not actively developing the polyene technology.

Unless otherwise terminated in accordance with its terms, the agreement with Ardea is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

University of British Columbia (“UBC”)

Effective April 28, 1993, we entered into a license agreement with UBC under which we acquired the exclusive worldwide rights to certain technologies and compositions related to synthetic antimicrobial peptides developed at UBC in exchange for agreeing to pay all costs associated with patenting of the technologies and pay to UBC royalties from sales and from sub-licensing revenues of products licensed pursuant to the agreement.

This agreement was replaced by a second license agreement entered into on October 19, 1995 (the “UBC License”) pursuant to which we also acquired the rights to any future technology developed by UBC pursuant to a five year program of research funded by MIGENIX and now completed.

Unless otherwise terminated in accordance with its terms, the UBC License is to remain in effect until the later of the expiration of the last to expire of any patents issued in respect of the licensed technology and 25 years from October 19, 1995.

Virogen Limited (UK) (“Virogen”)

In February 2004, we acquired the global rights to celgosivir from Virogen. The financial consideration for the rights included: (i) an up-front equity component of US$0.1 million upon conversion of 100,000 Series D preferred shares; (ii) 4,000,000 Series D preferred shares representing up to US$4 million in milestone payments in cash and/or equity payable upon the achievement of agreed upon development milestones (see “DESCRIPTION OF CAPITAL STRUCTURE”); and (iii) royalties on product sales and sub-licensing revenues. For additional information on the celgosivir program see “Drug Development Programs – Celgosivir: Treatment of Chronic Hepatitis C Virus Infections”.

Unless otherwise terminated in accordance with its terms, the agreement with Virogen is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Intellectual Property

We regard patent and other proprietary technology rights as one of the key components upon which to build a successful drug development company and therefore we file patent applications to protect our proprietary technologies and discoveries.  As of July 23, 2009 we held rights to 32 patents or patent applications in the United States relating to our technology platforms and drug development programs. We also hold the rights to foreign counterparts for most of these patents and patent applications.

As with the patent positions of other pharmaceutical and biotechnology firms, we do not know whether our patent applications will result in the issuance of patents or, for patents that are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated by others.

We also rely upon trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position.  It is our policy to require employees, consultants, members of our Clinical and Scientific Advisory Boards and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting relationships or a collaboration. These agreements provide that all confidential information developed or made known during the course of these relationships are to be kept confidential.  In the case of our employees, agreements are in place providing that all inventions resulting from work performed utilizing our property or relating to our business and conceived or completed by the individual during employment are our exclusive property to the extent permitted by law.

Competition

Competition in the pharmaceutical industry is based on drug safety, efficacy, ease of use, patient compliance, price, marketing and distribution. Our commercial success will depend on our ability, and the ability of our partner(s), if any, to compete effectively in all these areas. There can be no assurance that our competitors will not develop products which are more effective than any that we are developing, or which would render our technologies and products obsolete and non-competitive. For a discussion of competition for individual product candidates, see “Drug Development Programs”. See also “BUSINESS DESCRIPTION – Risk Factors - Risks Related to Our Business”.

Property, Plants and Equipment

Our Vancouver, B.C. premises consist of approximately 9,500 sq. ft. of office and lab space and the leases expire December 2009. As a result of our downsizings we do not plan to renew these leases and we plan to sell our lab equipment.

In August 2008 we closed our San Diego office as part of our cost cutting initiatives.

Through contractual arrangements, we may utilize the facilities and personnel of third parties in Canada, the United States and Europe for research studies, clinical trials and the manufacturing for our drug candidates.  Manufacturing of our drug candidates for clinical trials and for sale (if and when approved) is subject to significant governmental requirements (see “BUSINESS DECRIPTION - Product Approval Process”). The inability of our manufacturers to meet these requirements or to fulfil our needs could result in unanticipated delays and costs thereby materially affecting our operations.

Employees

We currently employ 5 persons full time in business development and finance activities and are utilizing the services of several consultants, including former employees to carry out our objectives. As part of our efforts to manage costs, we have invoked the notice provisions in the employment agreements with the Company’s Chief Financial Officer and the Vice President, Business Development, and the employment of these senior executives will end on or before November 30, 2009 unless otherwise agreed by the parties.

As of April 30, 2009, we employed 11 persons full time all of whom worked primarily in our Vancouver, British Columbia, Canada location. Of this work force, 6 employees were engaged in or directly supported research and development activities and 5 were engaged in business development, finance, human resources, and investor relations activities.

All employees execute confidentiality agreements and assignment of intellectual property rights with us.  To supplement our in-house expertise, we retain consultants in a number of areas, including medicine, clinical and regulatory affairs, manufacturing, marketing and investor relations.

None of our employees are governed by a collective bargaining agreement.

Risk Factors

The world's industrial nations have recently entered into a severe economic and liquidity crisis.  This crisis is having a broad impact on the world's economy, with unspecified results, and heightens the risks we outline in this and our other securities filings.  Due to the speed, size, scope, volatility and severity of the crisis, we are unable to accurately predict the impact it will have on our Company.

Investing in our securities involves a high degree of risk.  Before deciding to invest in our common shares, you should carefully consider the risks described below, together with other information included in this annual information form.  If any of the following risks materialize, our business, financial condition, results of operation and future prospects will likely be materially and adversely affected.  This could cause actual future events to differ materially from those described in forward–looking statements and may cause the trading price of our common shares to decline, and you could lose all or part of your investment in our Company.  The following discussion highlights some of the risks and uncertainties facing us.

Risks Related to Our Business

There is expressed doubt about our ability to continue as a going concern, which may hinder our ability to achieve our objectives

The Company has incurred significant losses since inception and as of April 30, 2009 had working capital of approximately $1.5 million and an accumulated deficit of $138 million. Management has been able, thus far, to finance its cash requirements primarily from equity financings and payments from licensing agreements. The Company’s ability to realize the carrying value of its assets is dependent on successfully advancing its technologies to market through the drug development and approval processes and ultimately achieving future profitable operations, the outcome of which cannot be predicted at this time, or in the alternative being able to sell the assets for proceeds equal to their carrying value or greater.

The Company is largely dependent on advancements in its core programs, including: investigating a range of opportunities for the advancement of the OmigardTM program, including potential approval strategies for OmigardTM; Cutanea Life Sciences advancing omiganan into

Phase III development for the treatment of rosacea; and the completion of strategic options for the advancement of the MX-2401 program. Our business success depends on the successful development and commercialization of our core programs.

The Company received top-line Phase III clinical trial results for the Company’s most advanced program, OmigardTM in March 2009 – these results did not meet the primary endpoint of the study and in May 2009, the Company received notice of termination of its license agreement in respect of the OmigardTM program (see “Drug Development Programs – Omiganan - OmigardTM: Prevention of Catheter-Related Infections – Current Status”). Additionally, in April 2009 the Company received notice for termination of the option agreement in respect of its celgosivir program (see “Drug Development Programs –Celgosivir: Treatment of Chronic Hepatitis C Virus Infections - Current Status”). The Company’s current financial resources are expected to be sufficient for operations into the first quarter of calendar 2010. The Company is currently concentrating its efforts on: (i) investigating opportunities for the OmigardTM product candidate; (ii) obtaining additional funds through licensing and non-dilutive financing arrangements; and (iii) continuing to reduce expenses, however, the outcome of these matters cannot be predicted at this time.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

We have a history of operating losses and expect to incur further losses; we are dependent on additional financing and may be forced to limit or cease our operations

We have experienced significant operating losses in each year since our inception.  As of April 30, 2009, our accumulated deficit was approximately $138 million.  We incurred losses of $0.6 million in the fiscal year ended April 30, 2009, $12.8 million in the fiscal year ended April 30, 2008, and $16.1 million in the fiscal year ended April 30, 2007. Our losses have resulted primarily from costs related to the research and development of experimental new drug candidates and general and corporate costs relating to our operations. We expect to incur substantial additional losses over at least the next several years.

We have never had any products approved for commercial sale and we have not generated any revenue from product sales. Our ability to achieve a consistent, profitable level of operations is dependent upon the successful development of our products, entering into agreements on favourable terms with corporate collaborators for the development and commercialization of our products, obtaining regulatory approvals for the marketing of our products, and the successful manufacture and marketing of our products, none of which can be predicted or guaranteed.

We anticipate that our sources of revenues (if any) for the next few years will consist of license fees, milestone payments and research and development revenues pursuant to our current development and commercialization arrangements with Cutanea and Spring Bank (see “BUSINESS DESCRIPTION – Development and Commercialization Agreements”), as well as potential new agreements for our un-partnered product candidates, such as OmigardTM and MX-2401. We are unable to predict with any certainty whether such revenues will actually be generated.

We do not anticipate revenues from product sales in the forseeable future. Because of the numerous risks and uncertainties associated with developing and commercializing drug candidates, we are unable to predict if or when we will be able to generate revenues to support our operations or the  extent of any future losses.  We may never successfully commercialize any of our product candidates and thus may never have any significant future revenues or achieve and sustain profitability.  Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

In May 2006 we completed a financing involving the sale of a portion of the future royalties from our former Omigard™ license agreement with Cadence and our license agreement with Cutanea (see “MATERIAL CONTRACTS - Convertible Royalty Participation Units”) and accordingly our future royalty revenues under these or successor agreements could be reduced until the purchased royalties are received in full by the purchasers and/or their royalty units are converted into our common shares.

We will require substantial additional capital to conduct our operations.  We have financed our operations primarily through the sale of equity securities and payments from licensing agreements.  Our future capital requirements will depend on many factors, including, among others, the following:

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the magnitude and scope of our preclinical studies and clinical trials and future product development decisions;

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the amount and timing of milestone based licensing payments, if any, from our agreements with Cutanea and Spring Bank (see “BUSINESS DESCRIPTION – Development and Commercialization Agreements”);

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our ability to establish new development and commercialization agreements for our un-partnered product candidates; the terms of such arrangements, including: the timing and amount of any up-front payments, milestone payments,  responsibility for research and development activities and funding thereof;

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payments pursuant to our license and collaboration agreements (see “BUSINESS DESCRIPTION - Technology Licenses and Research Collaborations”) including any preferred shares that we are obligated to redeem and/or convert upon the achievement of milestones (see “DESCRIPTION OF CAPITAL STRUCTURE”);

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the time and costs involved in obtaining regulatory approvals and our ability to develop and obtain regulatory approval for our products in our targeted indications;

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the time and costs involved in scaling up the commercial manufacturing of our products;

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the amount and terms of any government and/or grant funding obtained for the development of our product candidates;

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the costs involved in preparing, filing, obtaining, maintaining, defending and enforcing patent claims;

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any new technologies and/or product candidates we acquire or in-license;

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market acceptance of our products if approved for marketing; and

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other factors not within our control.

We have no committed sources of additional capital. In the future we may need to raise additional capital through further equity financings. Additional equity financings could result in significant dilution to shareholders. Funds may not be available to us in the future on favorable terms, if at all, and we may be required to delay, reduce the scope of, or eliminate research and development efforts and the patent protection for our product candidates. Our ability to secure equity financing from individual and institutional investors will be affected by such factors as our share price and our market capitalization. We may also be forced to curtail or restructure our operations, obtain funds by entering into arrangements with collaborators on unattractive terms or relinquish rights to technologies or product candidates that we would not otherwise relinquish to continue our operations. Such actions could have a material adverse effect on our business, financial condition and results of operations.

We or our collaborators may experience delays in clinical trials or other development/commercialization activities which may delay potential revenues from development and commercialization agreements and impact our ability to complete future financings

Our ability to generate revenue from existing or new development and commercialization arrangements and complete additional financings on a timely basis and favourable terms depends in large part on our and our collaborators ability to successfully start, manage and complete clinical trials and other development/commercialization activities for our product candidates (including the CLS001 Phase III clinical trial program planned by our partner Cutanea and the SB-9000 IND planned by our partner Spring Bank) within the forecasted timelines. We have no control over when Cutanea will initiate and complete the CLS001 Phase III trial or when

Spring Bank will submit the SB-9000 IND which could impact the timing of any revenues from our agreements with Cutanea and Spring Bank, as well as our future financing prospects.

The ability to complete the clinical trials in the expected time frames once started depends, in part, on the rate of patient enrollment and patient retention, which is a function of many factors, some of which are beyond our control. If patient enrollment is less than expected, we or our collaborators may need to add additional clinical sites to complete the clinical trials, thus likely delaying completion of the trial.

We and our collaborators rely on third parties, including contract research organizations, and outside consultants to assist us in managing, monitoring and conducting our clinical trials. We rely on these parties to assist in the recruitment of sites for participation in clinical trials, to maintain positive relations with the clinical sites and to ensure that these sites conduct the trials in compliance with the protocol and our instructions. If these third parties fail to perform satisfactorily or do not adequately fulfill their obligations to us, our clinical trials may be delayed or unsuccessful. The FDA or other regulatory agencies may inspect some of our clinical sites or our third-party vendors’ sites, to determine if our clinical trials are being conducted according to current good clinical practices. If the FDA or another applicable regulatory agency determines that our clinical sites and/or third-party vendors are not in compliance with applicable regulations, we may be required to delay, repeat or terminate such clinical trials.

Delays in starting and completing clinical trials and other development/commercialization activities could have a material adverse effect on our business, financial condition and results of operations, including impacting our ability to enter into development and commercialization agreements for our un-partnered programs/territories, the timing of potential revenues from currently partnered programs and/or future financings.

Our success depends on development and commercialization partners, licensees and other third parties over whom we have limited control; failure to successfully manage these relationships may delay the development and/or the commercialization of our product candidates

The success of our business strategy is largely dependent on our ability to enter into and to effectively manage corporate collaborations.  Our collaborative efforts include entering into in-licensing arrangements, research collaborations and technology development and commercialization arrangements. Development and commercialization activities related to our partnered product candidates and intellectual property (omiganan for dermatological diseases licensed to Cutanea; and SB-9000 licensed to Spring Bank) are controlled by our partners and we have limited or no input into their activities.

We entered into a license agreement with Cutanea in December 2005 for the development and commercialization of CLS001 for the treatment of dermatological diseases (see “BUSINESS DESCRIPTION – Development and Commercialization Agreements – Cutanea Life Sciences, Inc.”). We have no involvement in the development of CLS001 and under the agreement with Cutanea we are to receive semi-annual updates on CLS001 development and commercialization activities. The information that Cutanea provides to us on the development of CLS001 may be limited.

We entered into a license agreement with Spring Bank Technologies in December 2003 for the development and commercialization of SB-9000 for the treatment of Hepatitis B Virus infections (see “BUSINESS DESCRIPTION – Development and Commercialization Agreements – Spring Bank Pharmaceuticals, Inc.”). We have no involvement in the development of SB-9000 and under the agreement with Spring Bank we are to receive annual updates on SB-9000 development and commercialization activities.  The information that Spring Bank provides to us on the development of SB-9000 may be limited.

We also have collaborative and/or in-license agreements with parties from whom we have acquired or in-licensed intellectual property including several of our product candidates (see “BUSINESS DESCRPTION – Technology Licenses and Research Collaborations”).

Periodically, we may investigate in-licensing, acquisition, collaboration and out-licensing opportunities to expand and advance our product pipeline. There can be no assurance that such efforts will lead to the establishment of any corporate collaborations on favourable terms, or at all, or that if established, any such corporate collaborations will result in the successful development of our products or the generation of significant revenues.

Because we enter into research and development collaborations at various stages of research and product development, our success is partially dependent upon the performance of our corporate collaborators. The amount and timing of resources to be devoted by our corporate collaborators to our product candidates and development activities are not within our direct control, and there can be no assurance that our corporate collaborators will commit sufficient resources to our research and development programs or the commercialization of our products. Our corporate collaborators may not perform their obligations as expected. Our corporate collaborators may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us, or disputes may arise with respect to ownership of technology developed under any such corporate collaborations.

Because our business model includes entering into corporate collaborations and requires us to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources. We may not be able to simultaneously and effectively manage our corporate collaborations, thus delaying the development and commercialization of certain of our product candidates.

Our success depends on our ability to retain and attract key qualified personnel and if we are not able to retain them or recruit additional qualified personnel, we may be unable to successfully develop or commercialize our product candidates

We are highly dependent on the principal members of our management and several former scientific staff who currently serve as consultants to the Company, the loss of whose services might significantly delay or prevent the achievement of our business or scientific objectives.  We have employment agreements with each of our executive officers; however, each may terminate their employment upon notice and without cause or good reason. Currently, as part of the Company’s efforts to manage costs, the Company has invoked the notice provisions in its employment agreements with the Company’s Chief Financial Officer and the Vice President, Business Development, and the employment of these senior executives will end on or before November 30, 2009 unless otherwise agreed by the parties. In the event one or both of these executives’ employment ends, we plan to have consulting arrangements with them and we are also investigating other options to carry out their functions.

Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. There can be no assurance that we will be able to retain and attract such individuals currently or in the future on acceptable terms, or at all, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations. In addition, we do not maintain “key person” life insurance on any officer, employee or consultant.

We also have relationships with scientific and medical collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy.  These collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to our technologies.

Certain of our directors and officers may serve as directors or officers of other companies or have shareholdings in other companies which may lead to conflicts of interest that could be harmful to our interests.  In the event that a director and/or officer has a conflict he or she is required to advise us of his or her conflict, and abstain from participation in matters related to the conflict.

We have not completed the development of any commercial products and have no revenues from the sale of products; we may not achieve profitability

We have not completed the development of any commercial products, and accordingly we have not begun to market or generate revenues from sales of the products we are developing.  We do not anticipate that we will generate revenue from the sale of products in the foreseeable future. Our primary focus from our inception in 1993 to May 2002 was on the research and development of product candidates based on antimicrobial peptides.  As a result of these efforts, we have two cationic peptide product candidates in the clinical stage of development: OmigardTM for the prevention of catheter-related infections (completed two Phase III studies) and omiganan for the treatment of dermatological diseases (completed two Phase II acne studies and one Phase II rosacea clinical trial).  Since May 2002, we have acquired several product candidates and technologies including: celgosivir for the treatment of chronic Hepatitis C Virus infections (completed three HCV Phase II studies), lipopeptides for the treatment of serious gram-positive infections (preclinical development) and several earlier stage development programs. We or our collaborators will be required to commit substantial resources and to conduct time-consuming research, non-clinical studies and clinical trials to complete the development of our product candidates.

There can be no assurance that any of our product candidates will meet applicable health regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed or that the investment made in such product candidates will be recouped through sales or related royalties.  Products that may result from our research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before we will receive revenues from commercial sales of such products.  There can be no assurance that we will ever achieve profitability.  As a result, an investment in our common shares involves a high degree of risk and should be considered only by those persons who can afford a total loss of their investment.

Even if we obtain the necessary marketing approvals, our products may not gain meaningful market acceptance, and we may not become profitable

We and our corporate collaborators may not be able to contend successfully with competitors. The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Our current and potential competitors generally include major multinational pharmaceutical companies, biopharmaceutical firms, specialty pharmaceutical companies, universities and other research institutions.

Many of our competitors, either alone or together with their collaborators, have substantially greater financial resources and larger research, development and regulatory staffs than ours and those of our corporate collaborators. In addition, many of our competitors, either alone or together with their collaborators, have significantly greater experience in discovering, developing, manufacturing and marketing products. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors.

There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than us and our corporate collaborators, or that such competitive products will not render our products obsolete.

Furthermore, even if we receive regulatory approvals to market our product candidates, the commercial success of these products will depend, among other things, on their acceptance by physicians, patients, third–party payors and other members of the medical community as a therapeutic and cost–effective alternative to competing products and treatments.  The degree of market acceptance will be influenced by currently approved products and treatments, and any new products and treatments that are approved in the future, particularly to the extent that such products and treatments:

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are more effective;

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have fewer or less severe adverse side effects;

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have better patient compliance;

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receive better reimbursement terms;

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are accepted by more physicians;

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are more adaptable to various modes of dosing;

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have better distribution channels;

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are easier to administer; or

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are less expensive.

If our product candidates fail to gain market acceptance, we may be unable to earn sufficient revenue to continue our business.  If our product candidates do not become widely accepted by physicians, patients, third-party payors and other members of the medical community, it is unlikely that we will ever become profitable.

We have yet to market or sell any pharmaceutical products; our success will depend on third parties’ marketing and distribution capabilities; we may need to establish our own marketing and distribution capabilities

We currently have no sales, marketing or distribution capability.  We intend to rely primarily on our corporate collaborators to market our product candidates, if and when approved; however, there can be no assurance that such corporate collaborators have effective marketing, sales and distribution capabilities. Cutanea, who has licensed CLS001 from us, and Spring Bank, who has licensed SB-9000 from us, currently have no marketing, sales or distribution capabilities.

If we or our collaborators are unable to establish or maintain relationships with collaborators with sales, marketing or distribution capabilities and we or our collaborators are required to market any of our products directly, we or our collaborators will have to develop a marketing and sales force with technical expertise and with supporting distribution capabilities.  There can be no assurance that we or our collaborators will be able to establish or maintain such relationships with third parties or develop in-house marketing, sales and distribution capabilities.

Our product candidates subject us to the risk of product liability claims for which we may not be able to maintain or obtain adequate insurance coverage

Inherent in the use of our product candidates in clinical trials, as well as in the manufacturing and distribution in the future of any approved products, is the risk of financial exposure to product liability claims and adverse publicity in the event that the use of such products results in personal injury or death.  There can be no assurance that we will not experience losses due to product liability claims in the future. We have a product liability policy covering our clinical trials from September 26, 2000 to December 7, 2009 with aggregate coverage of US$10 million. There can be no assurance that this insurance coverage will be adequate or that future insurance coverage will be available in sufficient amounts or at an acceptable cost, or at all. We have also indemnified investigators at clinical sites where we are the sponsor of the clinical trial. In addition to the clinical trials that we conduct, we are also exposed to potential product liability claims for clinical trials that our corporate collaborators conduct with our product candidates and there can be no assurance that the collaborators will obtain and maintain adequate insurance coverage, or that we will not be subject to such product liability claims in respect of the clinical trials undertaken by our collaborators.

In the event a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim and, if such a claim is successful, damage awards not covered by our insurance. Defending any product liability claim or claims could require us to expend significant financial and managerial resources. A product liability claim, product recall or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, may have a material adverse effect on our business, financial condition and results of operations.

We may encounter difficulties in manufacturing our products delaying or preventing the development or commercialization of our product candidates

There can be no assurance that our product candidates can be manufactured at a cost or in quantities necessary to make them commercially competitive or even viable.  We do not have any manufacturing facilities and we are dependent on third party contract manufacturers and/or collaborators to produce our product candidates for preclinical studies, clinical trials and for product commercialization.  There can be no assurance that such third party manufacturers or collaborators will be able to meet our needs with respect to timing, quantity, quality or pricing.  If we are unable to contract for a sufficient supply of product on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers or collaborators, our preclinical, clinical testing and/or product sales would be delayed, thereby delaying the submission of products for regulatory approval and/or market introduction and subsequent sales of such products.

Our success depends on the management of growth

Our future growth, if any, may cause a significant strain on management, operational, financial and other resources. Our ability to effectively manage growth will require us to implement and improve our scientific, operational, financial and management information systems and to expand the number of, and to train, manage and motivate, our employees.  These demands may require the addition of new management personnel and the development of additional expertise by management.  Any increase in resources devoted to research, product and business development without a corresponding increase in our scientific, operational, financial and management information systems could have a material adverse effect on our performance.  The failure of our management team to effectively manage growth could have a material adverse effect on our business, financial condition and results of operations.

We may incur losses, higher development costs and/or lower revenues associated with currency fluctuations and may not be able to effectively hedge our exposure

Our operations are in many instances conducted in currencies other than the Canadian dollar and fluctuations in the value of currencies relative to the Canadian dollar could cause us to incur currency exchange losses, higher development costs and/or lower revenues.

Our U.S. dollar denominated expenditures will increase if we undertake clinical trials in the United States, scale up manufacturing of our product candidates, and are required to pay milestones under our license agreements. To the extent that our U.S. dollar denominated revenues from development and commercialization agreements and our existing U.S. dollar cash, cash equivalents and short-term investments do not cover our U.S. denominated expenditures we will need to purchase U.S. dollars at the then prevailing exchange rates.

Should the Canadian dollar weaken against the U.S. dollar our operating results will be adversely impacted by higher development costs until we have sufficient U.S. dollar revenues to offset our U.S. dollar development costs. Much of our future revenues are anticipated to be denominated in U.S. dollars. Should the U.S. dollar weaken against other currencies including the Canadian dollar the aggregate value of such revenues to us will decrease.

We currently do not implement any currency hedging techniques to mitigate the impact of currency fluctuations on our financial results. These techniques if implemented in the future do not eliminate the effects of currency fluctuations with respect to anticipated revenues or cash flows, and, as they are short term in nature, would not protect us from prolonged periods of currency fluctuations.

Our share price has been, and is likely to continue to be, highly volatile and your investment could decline in value

Stock market prices for biopharmaceutical companies are often very volatile. Our stock price on the TSX fluctuated from $0.025 (low) to $0.275 (high) during the fiscal year ended April 30, 2009, and from $0.025 (low) to $0.08 (high) during the period from May 1, 2009 through July 27, 2009.  Factors such as announcements by us or our competitors of clinical trial results, technological innovations, new corporate partnerships or changes in existing partnerships, new commercial products or patents, the development of proprietary rights by us or others, regulatory actions, publications and other factors could have a significant effect on the price of our common shares. When the market price of a company’s shares drops significantly, shareholders may initiate securities class action lawsuits against that company. A lawsuit of this nature against us could cause us to incur substantial costs, expose us to significant liability for damages, and could divert the time and attention of our management and other personnel.

Our shareholder rights plan could delay or deter a change of control

We have a shareholder rights plan that requires anyone who seeks to acquire 20% or more of our outstanding common shares to make a bid complying with specific provisions included in the plan. This could discourage a potential acquirer from making a takeover bid for our Company and make it more difficult for a third party to acquire control of MIGENIX, even if such acquisition or bid would be beneficial to our shareholders. See “DESCRIPTION OF CAPITAL STRUCTURE - Shareholder Rights Plan”.

The foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

Our articles allow for the issuance of preferred shares without shareholder approval and the rights of such preferred shares could be superior to those of our common shares

Our authorized preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles grant our board of directors the authority, subject to the corporate law of British Columbia, to determine or alter the special rights and restrictions granted to or imposed on any wholly unissued series of preferred shares, and such rights may be superior to those of our common shares.

Risks Related to Regulatory Matters

Our products under development require significant testing; we may not be able to obtain the regulatory approvals or clearances necessary to commercialize our products

We are currently not authorized to market any products in any jurisdiction. The preclinical testing and clinical trials of our product candidates and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any new products are subject to regulation by federal, state and local governmental authorities in the United States, principally by the FDA, and by similar agencies in other countries.  Any product we or our corporate collaborators develop must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country.  The regulatory process, which includes extensive preclinical studies and clinical trials of each product to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance.  We may experience unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our product candidates, including the following:

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safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials;

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the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

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after reviewing test results, we or our collaborators may abandon projects that previously were believed to be promising;

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we, or our collaborators or regulators, may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

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our potential products may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use, if approved; and

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clinical testing is very expensive, can take many years, and the outcome is uncertain.

The data collected from our clinical trials may not be sufficient to support approval by the regulatory authorities of our product candidates.

The clinical trials of our products under development may not be completed on schedule and the regulatory authorities may not ultimately approve any of our product candidates for commercial sale.  If we fail to adequately demonstrate the safety and efficacy of a product under development, this would delay or prevent regulatory approval of the product candidate, which could prevent us from achieving profitability.

In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product.  Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products we or our corporate collaborators develop, impose significant additional costs on us and our corporate collaborators, diminish any competitive advantages that we or our corporate collaborators may attain and adversely affect our ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with us.

Regulatory approval, if granted, may entail limitations on the indicated uses for which the new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing.

We are also subject to numerous federal, state, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances used in connection with our research and development work.  In addition, we cannot predict the extent of government regulations or the impact of new governmental regulations which might have an adverse effect on the development, production and marketing of our products, and there can be no assurance that we will not be required to incur significant costs to comply with current or future laws or regulations or that we will not be adversely affected by the cost of such compliance.

Even if any of our product candidates receives regulatory approval, we and our collaborators may still face development and regulatory difficulties that may delay or impair future sales

If we or our collaborators obtain regulatory approval for any of our product candidates, we and our collaborators will continue to be subject to extensive regulation by the FDA, other federal authorities, certain state agencies and regulatory authorities elsewhere. These regulations will impact many aspects of our operations and the drug manufacturer’s operations including manufacture, record keeping, quality control, adverse event reporting, storage, labelling, advertising, promotion, sale and distribution, export and personnel. The FDA and state agencies may conduct periodic inspections to assess compliance with these requirements. We, together with our collaborators, will be required to conduct post-marketing surveillance of the product. We also may be required to conduct post-marketing studies. Our or our collaborators’ failure to comply with applicable FDA and other regulatory requirements, or the later discovery of previously unknown problems, may result in restrictions including:

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delays in commercialization;

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refusal by the FDA or other similar regulatory agencies to review pending applications or supplements to approved applications;

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product recalls or seizures;

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warning letters;

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suspension of manufacturing;

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withdrawals of previously approved marketing applications;

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fines and other civil penalties;

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injunctions, suspensions or revocations of marketing licenses;

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refusals to permit products to be imported to or exported from the United States; and

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criminal prosecutions.

Post-approval marketing laws and regulations in other jurisdictions generally provide for the same types of sanctions that may be imposed in the United States.

If government and third-party payors fail to provide adequate coverage and payment rates for any of our product candidates that may be approved for marketing in the future, our revenues and potential for profitability will be reduced

Our sales of any future products will depend in part upon the availability of coverage and reimbursement from third-party payors. Such third-party payors include government health programs such as Medicare, managed care providers, private health insurers and other organizations. In particular, many U.S. hospitals receive a fixed reimbursement amount per procedure for certain surgeries and other treatment therapies they perform. Because this amount may not be based on the actual expenses the hospital incurs, hospitals may choose to use therapies which are less expensive when compared to our product candidates.

Accordingly, our product candidates, if approved, will face competition from other therapies and drugs for these limited hospital financial resources. We may need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of any future products to the satisfaction of hospitals, other target customers and their third-party payors. Such studies might require us to commit a significant amount of management time and financial and other resources. Our future products might not ultimately be considered cost-effective. Adequate third-party coverage and reimbursement might not be available to enable us to maintain price levels sufficient to realize an appropriate return on investment in product development.

Governments continue to propose and pass legislation designed to reduce the cost of healthcare. For example, in December 2003, the US Congress enacted a limited prescription drug benefit for Medicare beneficiaries in the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. Under this program, drug prices for certain prescription drugs are negotiated by drug plans, with the goal to lower costs for Medicare beneficiaries. In some markets, the government controls the pricing of prescription pharmaceuticals. In these countries, pricing negotiated with governmental authorities can take six to 12 months or longer after the receipt of regulatory marketing approval for a product. In the U.S., we expect that there will be an increase in federal and state proposals to implement pricing controls for prescription drugs, and new legislation and regulations affecting the pricing of pharmaceuticals might change before our product candidates are approved for marketing. Such legislation could result in the exclusion of our product candidates from coverage and reimbursement programs, or lower the prices we would receive for our product candidates. Our revenues from the sale of any approved products could be significantly reduced as a result of these cost containment measures and reforms, which would negatively impact our profitability.

Risks Related to Intellectual Property

Our success depends on our ability to protect our proprietary rights and operate without infringing the proprietary rights of others; we may incur significant expenses or be prevented from developing and/or commercializing products as a result of an intellectual property infringement claim

Our success will depend in part on our ability and that of our corporate collaborators to obtain and enforce patents and maintain trade secrets, both in the United States and in other countries.  We have filed our own patent applications and obtained issued patents, acquired issued patents and patent applications and have licensed issued patents and patent applications from several parties (see “BUSINESS DESCRIPTION - Technology Licenses and Research Collaborations”). There can be no assurance that we, our corporate collaborators or our licensors have or will develop or obtain rights to products or processes that are patentable, that patents will issue from any of the pending applications owned or licensed by us or our corporate collaborators, that any claims allowed will issue, or in the event of issuance, will be sufficient to protect the technology owned by or licensed to us or our corporate collaborators. There can also be no assurance that our owned or licensed patents or future patent applications or any collaborators’ current patents, or patents that issue on future applications, will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages.  Patent applications in the United States are maintained in secrecy for 18 months or until patents issue, patent applications in certain foreign countries are not generally published until many months or years after they are filed, and the publication of technological developments in the scientific and patent literature often occurs long after the date of such developments. Accordingly, we cannot be certain that we or our licensor was the first to invent the subject matter covered by any patent application or that we or our licensor were the first to file a patent application for any such invention.

Patent law relating to the scope and enforceability of claims in the fields in which we operate is still evolving.  The patent positions of biotechnology and biopharmaceutical companies, including us, is highly uncertain and involves complex legal and technical questions for which legal principles are not firmly established.  The degree of future protection for our proprietary rights, therefore, is highly uncertain.  In this regard there can be no assurance that patents will issue from any of the pending patent applications.  In addition, there may be issued patents and pending applications owned by others directed to technologies relevant to our or our corporate collaborators’ research, development and commercialization efforts.  There can be no assurance that our or our corporate collaborators’ technology can be developed and commercialized without a license to such patents or that such patent applications will not be granted priority over patent applications filed by us or one of our corporate collaborators.

Our commercial success depends significantly on our ability to operate without infringing the patents and proprietary rights of third parties, and there can be no assurance that our and our corporate collaborators’ technologies and products do not or will not infringe the patents or proprietary rights of others. We may be unable to determine the patents or patent applications that may materially affect our or our corporate collaborators’ ability to make, use or sell products.  The existence of third party patent applications and patents could significantly reduce the coverage of the patents owned by us or licensed to us or our corporate collaborators and limit our ability or our corporate collaborators’ ability to obtain meaningful patent protection. If patents containing competitive or conflicting claims are issued to third parties, we or our corporate collaborators may be enjoined from pursuing research, development or commercialization of products or be required to obtain licenses to these patents or to develop or obtain alternative technology and products.  We or our collaborators may be so enjoined or unable to obtain licenses to the patents, technologies and products of third parties on acceptable terms, if at all, or unable to obtain or develop alternative technologies.

For instance, we are aware of a patent that was in force in Australia, New Zealand, and various European countries, with claims that, if valid, may be broad enough in scope to cover the formulation of our omiganan product candidates. Similarly, we are aware of patent applications that were pending in the United States, Japan, and Canada that correspond to the Australia, New Zealand and European patents. The European and Australian patents have lapsed and the status of the New Zealand patent is unknown. The United States and Canadian patent applications have been abandoned. The status of the Japanese patent application is unknown. In certain jurisdictions it is possible to restore lapsed patents or abandoned patent applications. If the United States and Canadian patent applications are restored, and the Japanese patent application is still pending, they may issue with a scope that is broad enough to cover our omiganan product candidates and we are unable to assert successful defences to any patent claims, we and our corporate collaborators may be unable to commercialize our omiganan product candidates in these countries. While we believe there may be grounds to challenge the validity of these patents (issued or restored), the outcome of any litigation relating to these or any other patents or patent applications, is uncertain and participating in such litigation would be expensive, time-consuming and distracting to management. It is possible that we or our corporate collaborators may determine it prudent to seek a license to these patents, in order to avoid potential litigation and other disputes. We cannot be sure that licenses would be available to us or our corporate collaborators on commercially reasonable terms, or at all.

There can be no assurance that third parties will not independently develop similar or alternative technologies to ours, duplicate any of our technologies or the technologies of our corporate collaborators or our licensors, or design around the patented technologies developed by us, our corporate collaborators or our licensors. The occurrence of any of these events would have a material adverse effect on our business, financial condition and results of operations.

Litigation may also be necessary to enforce patents issued or licensed to us or our corporate collaborators or to determine the scope and validity of a third party’s proprietary rights.  We could incur substantial costs if litigation is required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits, and there can be no assurance that funds or resources would be available in the event of any such litigation. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from other parties or require us or our corporate collaborators to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

We also rely on trade secrets and proprietary know-how, especially in circumstances in which patent protection is not believed to be appropriate or obtainable. We attempt to protect our proprietary technology in part by confidentiality agreements with our employees, consultants, and advisors and collaborators.  There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors, any of which could have a material adverse effect on our business, financial condition and results of operations.

DIVIDENDS

We have no fixed dividend policy and have not paid dividends since our incorporation.  The payment of dividends is subject to the discretion of the board of directors and will depend, among other factors, on our earnings, capital requirements and operating and financial condition.  We currently intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay any dividends on our common shares or preferred shares in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Share Capital

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Common Shares

At July 27, 2009 there were 141,695,709 common shares issued and outstanding. The holders of common shares are entitled to receive notice of any meeting of shareholders and to attend and vote at those meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each common share entitles its holder to one vote.  Subject to the prior rights of the holders of Preferred Shares, the holders of common shares are entitled to receive on a proportionate basis dividends as and when declared by the Board out of funds legally available therefor.  In the event of the dissolution, liquidation, winding up or other distribution of the Company’s assets among shareholders, the holders of the common shares are entitled to receive on a proportionate basis all of the assets remaining after payment of all of the Company’s liabilities, subject to the rights of holders of Preferred Shares.  The common shares carry no pre-emptive or conversion rights and are not subject to redemption.

As at July 27, 2009, the Company had the following securities outstanding that are convertible or exchangeable for common shares of the Company:

•

5,250,000 convertible redeemable preferred shares (see “Preferred Shares” below)

•

29,465 convertible royalty participation units outstanding convertible into up to 22,039,820 common shares. The units are convertible at any time by the holders into the Company’s common shares at 748 common shares per unit based on a adjusted conversion price of $0.40 per common share (the conversion price was adjusted for the Company’s rights offering completed March 2009; prior to the adjustment, the conversion was 600 common shares per unit based at conversion price of $0.50 per common share, with the number of common shares reduced proportionately for any royalties received by the unit holders for an aggregate of up to 17,679,000 common shares). Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater. For additional information on these units see “MATERIAL CONTRACTS – Convertible Royalty Participation Units”);

•

stock options outstanding for the purchase of 5,243,973  common shares at an average exercise price per common share of $0.37;

•

deferred share units outstanding that can be settled at the option of the Company by issuing up to 480,000 common shares, their equivalent fair market value in cash, or a combination of cash and common shares. The fair value of the outstanding deferred share units based on the $0.025 closing price of the Company’s common shares on July 27, 2009 is $12,000. As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash, no liability has been recorded in the Company’s accounts at April 30, 2009 with respect to the fair value of the outstanding deferred share units; and

•

warrants outstanding for the purchase of 59,784,503 common shares at a weighted average exercise price per common share of $0.24, as follows:

Number of Common Shares Issuable Upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)
40,913,160(1)	$0.10	March 5, 2010
6,318,743(1)	$0.10	March 13, 2010
12,430,091(2)	$0.62(2)	December 6, 2011
122,509(3)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
Total = 59,784,503	Average = $0.24(4)

(1)

Issued March 5, 2009 and March 13, 2009 as part of a rights offering.

(2)

Issued as part of the December 2006 bought deal public offering. As a result of the Company’s March 2009 rights offering the exchange basis of these warrants was adjusted from 1 common share per warrant to 1.2906 common shares per warrant, reducing the price per common share from $0.80 to $0.62.

(3)

These warrants were assumed by the Company as part of the acquisition of MitoKor in August 2004.

(4)

Weighted average exercise price using closing July 27, 2009 exchange rate of US$1.00 equals $1.0811.

Preferred Shares

We may issue preferred shares (the “Preferred Shares”) in one or more series.  The Board may alter the Company’s Notice of Articles and Articles to fix the number of Preferred Shares in, and to determine the designation of the shares of, each series and to create, define and attach rights and restrictions to the shares of each series, subject to the rights and restrictions attached to Preferred Shares as a class.

At July 27, 2009, there were 5,250,000 convertible redeemable preferred shares issued and outstanding in three series (300,000 Series A; 950,000 Series B; and 4,000,000 Series D)  representing US$5,250,000 in potential milestones payable (US$1 per preferred share) in connection with various in-licensing and acquisition transactions (see “BUSINESS DESCRIPTION – Technology Licenses and Research Collaborations”). Upon the achievement of a milestone, specified in the underlying agreement for each series of preferred share, the applicable number of preferred shares are (at our option) to be redeemed for cash and/or converted into common shares.  If the Company elects to convert any of the preferred shares into common shares (to pay all or a portion of the milestone payment), the number of common shares to be issued is calculated based on: (i) the number of preferred shares being converted at US$1 per preferred share; and (ii) an average share price for our common shares on the Toronto Stock Exchange for a five to 10 trading day period (number of days and nature of the average calculation is dependent on the series of preferred share) preceding the payment of the milestone. The number of common shares that can be issued on any conversion is subject to a minimum share price per common share and/or a specified maximum number of common shares that can be issued in respect of the applicable series of preferred shares, as follows:

•

$0.29 minimum price per common share for the Series A and Series B preferred shares and a maximum of 9,728,204 common shares

•

a maximum of 11,778,846 common shares in respect of the Series D preferred shares

If we are unable to pay a milestone or portion thereof by conversion into common shares, payment of such milestone amount is to be made by redeeming for cash the applicable series and number of preferred shares. If following a conversion of any Series A or Series B preferred shares the average price of our common shares for the 20 trading days subsequent to the conversion is less than the conversion price used to determine the number of common shares issued upon conversion, we are obligated to pay the difference in cash for the applicable number of common shares.

The aggregate liquidation preference of the 5,250,000 preferred shares is US$625,001.  We may at our option redeem each series of preferred shares as follows:

•

effective May 20, 2010, the then outstanding Series A preferred shares for an aggregate value of US$1

•

effective May 20, 2010, the then outstanding Series B preferred shares for an aggregate value of US$1

•

at any time the then outstanding Series D preferred shares for an aggregate value of US$1

Any development milestone payments that become payable after such redemption, if any, would be payable in cash.

Subject to such voting rights as may be attached to any series of the Preferred Shares by the directors, holders of Preferred Shares shall not be entitled as such to vote at any general meeting of members of the Company.  Holders of Preferred Shares shall be given notice of and be invited to attend meetings of the holders of common shares.

The holders of Preferred Shares will rank in preference over the common shares and any other shares ranking junior to the Preferred Shares, with respect to the payment of dividends and the repayment of capital.  No other class of shares ranking on par with or prior to the Preferred Shares with respect to the payment of dividends or the repayment of capital may be created without approval of the holders of the Preferred Shares.

The holders of Preferred Shares, as a class, are entitled on the distribution of our assets to receive, before any distribution is made to holders of common shares, the amount paid up with respect to Preferred Shares held by them, together with the fixed premium (if any) thereon and all accrued and unpaid dividends.  After payment to holders of Preferred Shares of the foregoing amounts, such holders are not entitled to participate in any further distribution of the property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series of Preferred Shares.

Any conversion, exchange or retraction rights attached to a created series of Preferred Shares must be in accordance with the policies of any stock exchange on which the Company’s shares are then listed and posted for trading.

Shareholder Rights Plan

On July 31, 2000, the Company adopted a Shareholder Rights Plan (“Plan”) to protect its shareholders from unfair, abusive or coercive takeover strategies.  The Plan was approved by the shareholders of the Company on September 7, 2000 and was reconfirmed with amendments by shareholders at the 2005 annual general meeting of the Company held on September 6, 2005.  Under the Plan, holders of common shares are entitled to one share purchase right for each common share held. Generally, if any person or group makes a takeover bid, other than a bid permitted under the Plan (a Permitted Bid) or acquires 20% or more of the Company’s outstanding common shares without complying with the Plan, the Plan will entitle holders of share purchase rights to purchase, in effect, common shares of the Company at 50% of the prevailing market price.  A takeover bid for the Company can avoid the dilutive effects of the share purchase rights, and become a Permitted Bid, if it complies with the provisions of the Plan or if it is approved by the Company’s Board of Directors. The Plan will remain in effect until July 31, 2010, unless terminated earlier.

MARKET FOR SECURITIES

Our common shares are listed on the TSX under the symbol “MGI” and trade in the United States over-the-counter (pink sheets) under the trading symbol “MGIFF”.

The following table sets forth the high and low sales prices per share and trading volumes for our common shares on the TSX for each month of our financial year ended April 30, 2009.  All dollar amounts are expressed in Canadian dollars.

Price Per Share			Share Trading Volume
Calendar Period	High	Low	Number of Shares
$	$
2008
May	0.26	0.165	1,028,922
June	0.26	0.195	735,400
July	0.275	0.20	479,653
August	0.26	0.13	798,061
September	0.245	0.14	852,215
October	0.175	0.075	5,709,477
November	0.12	0.07	877,976
December	0.10	0.07	4,733,385
2009
January	0.185	0.085	1,274,385
February	0.20	0.065	3,009,313
March	0.145	0.03	6,123,256
April	0.04	0.025	1,542,423

DIRECTORS AND OFFICERS

Name, Occupation, and Security Holding

The name, province and country of residence and position with the Company of our directors and executive officers are as follows:

Name	Province and Country of Residence	Position with the Company
Douglas B. Johnson	British Columbia, Canada	Chairman of the Board and Director
Bruce A. Schmidt	British Columbia, Canada	President, Chief Executive Officer (interim) and Director
Pieter Dorsman	British Columbia, Canada	Director(1)(2)
Alistair Duncan Jr.	British Columbia, Canada	Director(1)(2)
Andrew Rae	British Columbia, Canada	Director(1)(2)
Arthur J. Ayres	British Columbia, Canada	Senior Vice President Finance, Chief Financial Officer and Secretary
C. Robert Cory	British Columbia, Canada	Vice President Business Development

Notes:

(1)

Member of the Company’s Compensation and Corporate Governance Committee.

(2)

Member of the Company’s Audit Committee.

Our Board is comprised of five members.  Members of the Board are elected at each annual general meeting of shareholders of the Company by the shareholders entitled to vote thereat.  Each director ceases to hold office immediately before the election of directors at the annual general meeting, but is eligible for re-election.

The officers (CEO, CFO and Secretary) of the Company are appointed annually by the Board following the Company's annual general meeting and serve until the earlier of their resignation or removal with or without cause by the Board.

As at July 27, 2009, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, a total of 16,171,088 common shares, representing approximately 11.4% of our issued and outstanding common shares.

Set out below are profiles of our directors and the executive officers, including particulars of their principal occupations for the past five years:

Douglas B. Johnson, Chairman of the Board. Douglas Johnson was appointed as Chairman of the Board effective August 11, 2008. Douglas Johnson has over thirty years of experience in the financing of both public and private companies. Mr. Johnson has operated Canfund Ventures Corporation ("Canfund") since 1982 as Chief Executive Officer and President. Canfund is a venture investor specializing in microcap and start-up companies and has extensive investments in resources and technology companies. Mr. Johnson is the President, Chief Executive Officer and a director of Foundation Resources Inc., and is also a director of both Search Capital Inc. and Ridgeline Energy Services Inc., formerly Gavwest Resources Ltd., all of which are listed on the TSX Venture Exchange in Canada.

Bruce A. Schmidt, President and Chief Executive Officer (interim) and Director. Bruce Schmidt was appointed as the Company's President and Chief Executive Officer (interim) in August 2008. From 1993 to 2000, he was a founder and Chief Executive Officer of a University of British Columbia spin-off biotechnology company focused on novel compounds for the treatment of various cancers and neurological disorders. In 2000, Mr. Schmidt helped found Genome British Columbia, a life-sciences research institute with the objective of building world class genomics capabilities in Canada. Mr. Schmidt has also served as a director for a number of high-tech and biotech companies in Canada. Mr. Schmidt is currently a director of Receptor Capital Inc., Angelwest Capital Corp. and En2Go International Ltd.  Mr. Schmidt is a past-director of the Canadian Healthcare Licensing Association, past-Chair of the B.C. Nanotechnology Alliance and past-Chair of Life Sciences British Columbia (formerly BCBiotech).

Pieter Dorsman, Director. Pieter Dorsman is President and a director of Redpeaks Management, Inc. ("Redpeaks"), a consulting firm located in Vancouver, British Columbia, which advises companies on finance and investment, corporate development, legal structure and overall business strategies.  Through Redpeaks, Mr. Dorsman has taken on a number of financing and restructuring mandates for technology, media and life science companies.  He is a co-founder and former Chief Financial Officer of Actenum Corp. and currently an advisory board member and Vice-President, Corporate Development at Aftercad Software Inc. Mr. Dorsman also currently serves on the board of directors of ClearVision Technologies Inc.  Prior to establishing Redpeaks, Mr. Dorsman held a variety of senior positions at UBS in Hong Kong where he was responsible for project and corporate finance mandates in Southeast Asia and China.  Prior to working with UBS, Mr. Dorsman worked for Barclays Bank PLC in Hong Kong and London. Mr. Dorsman holds a master's degree in economic and social history from the Erasmus Universiteit in Rotterdam, The Netherlands, where he also studied law.

Alistair Duncan Jr., Director. Alistair Duncan Jr. is President and Chief Executive Officer of Vancouver-based biotechnology company viDA Therapeutics Inc.  From 1998 to 2008, Mr. Duncan was the President and Chief Executive Officer of Chromos Molecular Systems Inc., of which he was also a founder and a director.  Prior to 1998, Mr. Duncan was a Principal with the Ernst & Young LLP, Chartered Accountants, Corporate Finance and International Life Sciences Group where he provided technology and life sciences companies with corporate advisory services in strategic planning, valuations, financing, divestitures and mergers and acquisitions.  Mr. Duncan holds a chartered accountant designation and a bachelor of science degree in biochemistry from the University of British Columbia.

Andrew Rae, Director. Andrew Rae is the President and Chief Executive Officer of iCo Therapeutics Inc., an ocular development company he co-founded in 2005. Mr. Rae has spent a decade in the biotechnology industry, formerly as Chief Financial Officer with Ability Biomedical Corporation, acquired by Medarex, Inc. in 2004. Mr. Rae has also served as Vice President, Finance and Corporate Affairs at Active Pass Pharmaceuticals. Mr. Rae has raised approximately $25 million in venture financing, engaged in a successful cross-border merger and acquisition transaction, and played a significant role in shaping multiple business development deals (Cambridge Antibody, Isis Pharmaceuticals, Medarex). Prior to his operational experiences, Mr. Rae served as Biotechnology Equities Analyst at Goepel Shields & Partners (now Raymond James Canada), covering Canadian biotechnology stocks including Angiotech Pharmaceuticals, QLT Inc. and ID Biomedical. Mr. Rae currently sits on Dean’s External Advisory Board for the Faculty of Business Administration at Simon Fraser University, and the Board of Directors of Covenant House Vancouver, a charity operating shelters and counsel to homeless youth in Vancouver, BC. He previously served on the Board of Directors (including Audit, Nomination and Governance Committees) for Liponex Inc., a Canadian, TSX-listed biopharmaceutical research company. Mr. Rae’s degrees include a B.Sc. from the University of Western Ontario and an MBA from Simon Fraser University.

Arthur J. Ayres, Senior Vice President, Finance, Chief Financial Officer and Secretary.  Mr. Ayres joined the Company in November 1994 as Controller.  Mr. Ayres was appointed Director of Finance in January 2000, Vice President, Finance and Chief Financial Officer in April 2001 and Senior Vice President, Finance and Chief Financial Officer on June 15, 2005.  Mr. Ayres also served as our Secretary from January 9, 1995 to September 23, 1997, a position he resumed in August 2008.  Mr. Ayres is a Chartered Accountant (1985) and has a B.A. (Hon.) in Commerce and Computer Science (1981) from Simon Fraser University.  Mr. Ayres has over 20 years of management, finance and related experience.

C. Robert Cory, Vice President, Business Development.  Dr. Cory joined us in May 1995 as Manager, Business Development.  He was appointed Director, Business Development in November 1998 and Vice President, Business Development in April 2001. Dr. Cory leads our activities in sourcing and negotiating strategic alliances with industry partners and in-licensing and acquisition of technologies and product opportunities.  Dr. Cory holds an MBA specializing in finance and strategic planning from the Wilfrid Laurier University School of Business and Economics.  Dr. Cory received his doctorate from the University of Waterloo and completed his post-doctoral training at the Ontario Veterinary College.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, none of the Company's directors or executive officers is as at the date of this annual information form, or was within 10 years before the date of this annual information form, a director, Chief Executive Officer or Chief Financial Officer of any company (including the Company) that:

(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty consecutive days, or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued after the director or executive officer ceased to be a director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer.

Except as disclosed below, none of the Company's directors, executive officers or shareholders holding a sufficient number of securities of MIGENIX to affect materially the control of the Company:

(i)

is, as at the date of this annual information form, or has been within the 10 years before the date of this annual information form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

On April 11, 2007, Chromos Molecular Systems Inc. ("Chromos") became subject to a cease trade order as a result of having submitted a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) to its creditors.  The cease trade order was lifted in all jurisdictions on July 22, 2008. Mr. Duncan was President, Chief Executive Officer and a director of Chromos at the relevant time.

Conflicts of Interest

To our knowledge, there are no known existing or potential conflicts of interest among us and our directors and officers as a result of their outside business interests except that certain of the directors and officers serve as directors, officers, promoters and members of management of other companies and therefore it is possible that a conflict may arise between their duties as a director and officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

Our directors and officers have been advised of the existence of laws governing accountability of directors and officers regarding corporate opportunity and requiring disclosures by directors of conflicts of interest, and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts are required to be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia), and they are required to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

LEGAL PROCEEDINGS

There were no legal proceedings to which we are a party or to which our property is the subject matter during our financial year ended April 30, 2009, and our directors and management do not have any knowledge of any contemplated legal proceedings that are material to our business and affairs.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except for the standby purchase agreement in connection with the rights offering we completed in March 2009, none of our directors or executive officers or an associate of such directors or executive officers nor, to the best knowledge of our directors and executive officers, any person or corporation who beneficially owns, directly or indirectly, our voting securities carrying more than 10% of the voting rights attached to any class of our voting securities outstanding at the date hereof, or any associate or affiliate thereof, has any material interest, directly or indirectly, in any material transaction to which we are a party or have been a party in our three most recently completed financial years (i.e. May 1, 2006 to April 30, 2009) or from May 1, 2009 to the date hereof.

Standby Purchase Agreement

Under a standby purchase agreement dated December 29, 2008 (the "Standby Purchase Agreement"), DJohnson Holdings Inc. (the "Standby Purchaser"), a private holding company organized under the laws of British Columbia, controlled and owned by Douglas Johnson, the Chairman of our Board of Directors (the "Board"), agreed, subject to certain terms and conditions, to purchase, at the subscription price, after all units purchased upon exercise of the basic subscription rights and additional subscription privileges, that number of units (the "Standby Units") such that the aggregate number of units sold by the Company pursuant to the rights offering was between 50% and 100% of the total units offered (the "Standby Commitment"), provided that in no event was the Standby Purchaser required to purchase an amount of units pursuant to the Standby Commitment that would result in the Standby Purchaser owning more than 19.9% of the total issued and outstanding common shares of the Company, on a fully diluted basis, after giving effect to the rights offering (the "19.9% Limitation"). In consideration for its commitment to subscribe for and take up units pursuant to the Standby Commitment, the Standby Purchaser was entitled to a fee (the "Standby Purchaser Fee") in the amount, not to exceed $93,750, equal to 7.5% of the gross proceeds of the rights offering attributable to the purchases of units purchased by the Standby Purchaser pursuant to the Standby Commitment, payable in cash.  Pursuant to the Standby Purchase Agreement, Mr. Johnson guaranteed certain of the obligations of the Standby Purchaser contained therein. As the rights offering was over subscribed the Standby Purchaser was not required to purchase any units pursuant to the Standby Commitment and no Standby Purchaser Fee was paid to the Standby Purchaser.

Related Party Transactions

During the financial year ended April 30, 2009, the Company: [a] reimbursed legal and other fees of approximately $0.15 million, claimed for reimbursement by DJohnson Holdings Inc. These costs were incurred in connection with the requisition of a meeting of the Company’s shareholders and the subsequent agreement reached with the Company on August 11, 2008 (see “GENERAL DEVELOPMENT OF THE BUSINESS - Other Matters”). The Company reimbursed these costs from proceeds of the rights offering completed in March 2009; and [b] paid a strategic consulting fee of approximately $0.1 million to a company owned by the Company’s Chairman..

TRANSFER AGENT AND REGISTRAR

The name and locations of the Company’s transfer agent and registrar is as follows:
Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor Vancouver, BC V6C 3B9	100 University Ave, 11th Floor Toronto, ON M5J 2Y1

MATERIAL CONTRACTS

The following are material contracts that have been entered into by us or our subsidiaries other than in the ordinary course of business during our financial year ended April 30, 2009 or material contacts that were entered into between January 1, 2002 and April 30, 2008 which are currently in force:

(1)

Asset Purchase Agreement with Ardea BioSciences, Inc. (formerly IntraBiotics Pharmaceuticals Inc.) dated May 20, 2002 (see “BUSINESS DESCRIPTION – Technology Licenses and Research Collaborations – Ardea BioSciences, Inc.”).

(2)

Stock Purchase Agreement with Ardea BioSciences, Inc. (formerly IntraBiotics Pharmaceuticals Inc.) dated May 20, 2002 in respect of 750,000 Series A Preferred Shares issued in connection with Material Contract 1. See also “DESCRIPTION OF CAPITAL STRUCTURE – Preferred Shares”).

(3)

Amended Collaborative Research and License Agreement with BioSource Pharm, Inc. dated May 17, 2002 (see “BUSINESS DESCRIPTION – Technology Licenses and Research Collaborations – BioSource Pharm, Inc.”).

(4)

Stock Purchase Agreement with BioSource Pharm, Inc. dated May 20, 2002 in respect of 1,000,000 Series B Preferred Shares issued in connection with Material Contract 3. See also “DESCRIPTION OF CAPITAL STRUCTURE – Preferred Shares”).

(5)

License Agreement dated February 2, 2004 with Virogen Limited in respect of the acquisition of the Celgosivir drug development program (see “BUSINES DESCRIPTION – Technology Licenses and Research Collaborations – Virogen Limited.”).

(6)

Stock Purchase Agreement with Virogen Limited dated February 20, 2004 in respect of 4,100,000 Series D Preferred Shares issued in connection with Material Contract 5. See also “DESCRIPTION OF CAPITAL STRUCTURE – Preferred Shares”).

(7)

Investment Agreement with Technology Partnerships Canada dated March 31, 2005 for the development of MX-2401 (see “Technology Partnerships Canada” below).

(8)

Amended and Restated Shareholder Rights Plan dated August 5, 2005 between us and Pacific Corporate Trust Company (see “DESCRIPTION OF CAPITAL STRUCTURE - Shareholder Rights Plan”).

(9)

Exclusive License Agreement with Cutanea Life Sciences, Inc. dated December 7, 2005 for the development and commercialization of omiganan for dermatological applications (see “BUSINESS DESCRIPTION – Development and Commercialization Agreements – Cutanea Life Sciences, Inc.”).

(10)

Purchase Agreement dated May 3, 2006 with Biotechnology Value Fund, L.P. and other accredited investors relating to a portion of the future royalties from the former Cadence license agreement (see “BUSINESS DESCRIPTION – Development and Commercialization Agreements – Cadence Pharmaceuticals, Inc.”) and Cutanea (Material Contract 9) raising $8.8 million for us. See Material Contracts 11 and 12 for related agreements and “Convertible Royalty Participation Units” below for a summary of the royalty participation units.

(11)

Trust Indenture dated May 3, 2006 with Computershare Trust Company, Inc. (see Material Contract 10 above).

(12)

Security Agreement dated May 3, 2006 with Computershare Trust Company, Inc. (see Material Contract 10 above).

(13)

Underwriting Agreement dated November 21, 2006 with Canaccord Capital Corporation and Letter Amendment of the Underwriting Agreement dated December 1, 2006 in respect of $11.6 million financing completed in December 2006. See Material Contract 14 for related agreement and “GENERAL DEVLOPMENT OF THE BUSINESS - Financings”) for a description of this financing.

(14)

Warrant Indenture dated December 6, 2006 with Pacific Corporate Trust Company (see Material Contract 13 above and “DESCRIPTION OF CAPITAL STRUCTURE – Common Shares”).

(15)

License Agreement with Spring Bank Pharmaceuticals Inc. (formerly Spring Bank Technologies Inc.) dated December 8, 2003 for the license of SB-9000 to Spring Bank (see “BUSINESS DESCRIPTION - Development and Commercialization Agreements – Spring Bank Pharmaceuticals Inc.”).

(16)

Stock Purchase Agreement with Spring Bank Pharmaceuticals Inc. (formerly Spring Bank Technologies Inc.) dated December 17, 2003 for 4,000 Series A preferred shares we received from Spring Bank for the license of SB-9000 (Material contract 15) (see “BUSINESS DESCRIPTION - Development and Commercialization Agreements – Spring Bank Pharmaceuticals Inc.”).

(17)

First Amendment to Stock Purchase Agreement of December 17, 2003 (Material Contract 16) with Spring Bank Pharmaceuticals Inc. (formerly Spring Bank Technologies Inc.) dated April 30, 2008 for the exchange of 4,000 Spring Bank Series A convertible redeemable preferred shares for 1,000,000 Spring Bank Series A convertible preferred shares (see “BUSINESS DESCRIPTION - Development and Commercialization Agreements – Spring Bank Pharmaceuticals Inc.”).

(18)

License Agreement dated October 19, 1995 between the Company and The University of British Columbia (see “BUSINESS DESCRIPTION – Technology Licenses and Research Collaborations – University of British Columbia”)

(19)

Warrant Indenture dated January 21, 2009 with Computershare Trust Company of Canada (see “DESCRIPTION OF CAPITAL STRUCTURE – Common Shares”) in respect of warrants issued in the Company’s rights offering completed in March 2009

For additional information on our Material Contracts refer to the Company’s consolidated annual audited financial statements for the year ended April 30, 2009 and Management’s Discussion & Analysis for the year ended April 30, 2009 available on SEDAR at www.sedar.com.

Technology Partnerships Canada

In March 2005, the Company entered into an agreement with the Government of Canada under the former Technology Partnerships Canada (“TPC”) program. TPC projects are now managed by Industry Canada’s Industrial Technologies Office (“ITO”). The ITO funding covered approximately 26% of eligible research and development costs in the MX-2401 development program up to a maximum contribution from ITO of approximately $9.3 million. As a result of the reductions in the Company’s operations, discussions with ITO have occurred regarding the status of the MX-2401 program, and the Company’s ability to advance MX-2401 development under the agreement. The Company and ITO are now working towards the termination of the agreement.

ITO may require the Company to repay all or part of the ITO contributions received to date. As of April 30, 2009 the Company had received approximately $1.1 million of ITO contributions pursuant to the ITO agreement. The Company is unable at this time to predict the outcome of termination of the ITO agreement, including royalties to ITO or repayments of ITO contributions, if any. Royalties and contribution repayments, if any, that may be paid to ITO would be accounted for in the period in which conditions arise that will cause the contributions to be repayable or royalties to be payable.

Convertible Royalty Participation Units

During Fiscal 2007 the Company completed a financing involving a portion of the future royalties from the Company’s license agreements with Cadence and Cutanea. A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties until a further $400 of royalties is paid per unit. The units contain features whereby the Company or the unit holders may elect to convert the units into the Company’s common shares (see “DESCRIPTION OF CAPITAL STRUCTURE – Common Shares”). In the event there are no royalties under the license agreements, there is no obligation for the Company to make any payments to the unit holders. In the event of the termination of the Cadence or Cutanea license agreements (the Cadence agreement was terminated in May 2009) and should the Company within one year thereafter enter into an agreement with a third party for similar rights, the royalties from such new agreement(s) would be included in the above determination of the royalties payable to the unit holders. The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: (i) the date $1,000 of royalties has been paid in respect of the unit; (ii) the date the unit is converted into common shares; and (iii) May 3, 2021. The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements. The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received, and certain other specified events. In the event of default the Company would become obligated to pay the unit holders $1,000 per unit less the royalties paid in respect of the unit.

INTERESTS OF EXPERTS

Our consolidated financial statements for the years ended April 30, 2009 and April 30, 2008 have been audited by Ernst & Young LLP, our external auditors.  Ernst & Young LLP have confirmed to us that it is independent within the meaning of the Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company including the Company’s consolidated annual audited financial statements for the year ended April 30, 2009, Management’s Discussion & Analysis for the year ended April 30, 2009 is available on SEDAR at www.sedar.com. Information on directors’ and officers’ remuneration, the principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s Information Circular for the annual meeting of shareholders held on October 31, 2008 (also available on SEDAR), and will be contained in the Company’s Information Circular with respect to its 2009 annual meeting of shareholders.

AUDIT COMMITTEE INFORMATION

Members

The members of the Company’s audit committee are: Alistair Duncan, Pieter Dorsman and Andrew Rae. All of the members of the Audit Committee are financially literate and independent.

Relevant Education and Experience

Mr. Duncan, current chair of the audit committee is a Chartered  Accountant and currently serves as President and Chief Executive Officer of viDA Therapeutics Inc., and previously served as President and Chief Executive Officer of Chromos Molecular Systems Inc. (“Chromos”).  Prior to Chromos, he was a Principal with the Ernst & Young Corporate Finance and International Life Sciences Group where he provided high technology and life sciences companies with corporate advisory services in strategic planning, valuations, financing, divestitures, and mergers & acquisitions.

Mr. Dorsman is President and a Director of Redpeaks Management, Inc., a consulting firm in Vancouver, which advises companies on finance and investment, corporate development, legal structure and overall business strategies.  Through Redpeaks, Mr. Dorsman has taken on a number of financing and restructuring mandates for technology, media and life science companies.  He is a co-founder and former CFO of Actenum Corp. Prior to establishing Redpeaks, Mr. Dorsman held a number of senior positions at UBS in Hong Kong where he was responsible for project and corporate finance mandates.

Mr. Rae is the President and Chief Executive Officer of iCo Therapeutics Inc. Mr. Rae has spent a decade in the biotechnology industry, formerly as Chief Financial Officer with Ability Biomedical Corporation and also served as Vice President, Finance and Corporate Affairs at Active Pass Pharmaceuticals. Prior to his operational experiences, Mr. Rae served as Biotechnology Equities Analyst at Goepel Shields & Partners (now Raymond James Canada), covering Canadian biotechnology stocks. He previously served on the Board of Directors (including Audit, Nomination and Governance Committees) for Liponex Inc., a Canadian, TSX-listed biopharmaceutical research company.

Auditor’s Fees

The aggregate fees billed for professional services rendered by the company’s auditors, Ernst & Young LLP, for the financial years ended April 30, 2009 and 2008 are as follows:

	April 30, 2009	April 30, 2008
Audit Fees	$87,000	$119,500
Audit-Related Fees	$25,968	$Nil
Tax Fees	$2,500	$7,425
All Other Fees	$34,032	$Nil

Audit Fees

Audit Fees were for professional services rendered by Ernst & Young LLP for the audit of our annual consolidated financial statements, the review of our quarterly consolidated financial statements and the review of our Annual Information Form and Form 20-F.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services.

All Other Fees

All other fees were for services in connection with prospectus offerings and the review of other regulatory submissions.

Audit Committee Preapprovals

The Audit Committee pre-approves all audit services to be provided by our independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided by our independent auditors is that all such services shall be pre-approved by the Audit Committee.  Non-audit services that are prohibited to be provided by the independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by Ernst & Young, for us have been pre-approved by the Audit Committee.

Audit Committee Charter

A copy of the Company’s Audit Committee Charter can be found in Appendix A.

APPENDIX A – MIGENIX AUDIT COMMITTEE CHARTER

MIGENIX Inc. (the “Company”)

Audit Committee Charter

I. GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The Audit Committee is a committee of the Board of Directors. Its primary function shall be to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls that management and the Board of Directors have established, and the Company’s audit process.

The Audit Committee shall have the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit Committee shall have the authority to retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its outside legal counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Company’s independent auditor shall be accountable to the Audit Committee (and ultimately to the Board of Directors), and the Board of Directors shall, as representatives of the Company’s shareholders, have the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the independent auditor (or to nominate the independent auditor to be proposed for shareholder approval). In the course of fulfilling its specific responsibilities hereunder, the Audit Committee shall provide an open avenue of communication between the Company’s independent auditor and the Board of Directors.

The responsibilities of a member of the Audit Committee shall be in addition to such member’s duties as a member of the Board of Directors.

While the Audit Committee shall have the responsibilities and powers set forth in this charter, it shall not be the duty of the Audit Committee to determine whether the Company’s financial statements are complete, accurate, or in accordance with generally accepted accounting principles or to plan or conduct audits. These are the responsibilities of management and the independent auditor in accordance with their respective roles. Nor shall it be the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor, or to assure compliance with laws and regulations or the Company’s own policies or code of conduct.

II. MEMBERSHIP

The membership of the Audit Committee shall consist of at least three independent directors who shall serve at the pleasure of the Board of Directors. The membership of the Audit Committee shall meet any independence and financial literacy and experience requirements of each of The Toronto Stock Exchange, as the same may be modified or supplemented, or similar requirements of such other securities exchange or quotation system or regulatory agency as may from time to time apply to the Company.

III. RESPONSIBILITIES

In carrying out it’s responsibilities, the Audit Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the corporate accounting and reporting practices of the Company are in accordance with all requirements and are of the highest quality.

In carrying out these responsibilities, the Audit Committee will:

A. General

 1. Meet at least four times per year, or more frequently if circumstances or the obligations of the Audit Committee require.

 2. Report Audit Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

3. Annually review and reassess the adequacy of this charter and submit it to the Board of Directors for approval.

4. Perform such functions as may be assigned by law, by the Company’s certificate of incorporation, memorandum, articles or similar constating documents, or by the Board of Directors.

B. Independent Auditor

 1. Recommend to the Board of Directors the independent auditor to be nominated, approve the proposed audit fee and final compensation of the independent auditor, and, as necessary, review and approve the discharge of the independent auditor.

 2. Take reasonable steps to confirm the independence of the independent auditor, which shall include:

 a. ensuring receipt from the independent auditor a formal written statement delineating all relationships between the independent auditor and the Company, including non-audit services provided, consistent with Independence Standards Board Standard No. 1;

 b. considering and discussing with the independent auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

c. as necessary, taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the independent auditor.

 3. As necessary, consider with management and the independent auditor the rationale for employing audit firms other than the principal independent auditor.

 4. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

C. Audit and Review Process and Results

 1. Consider, in consultation with the independent auditor, the audit scope and plan of the independent auditor.

 2. Consider and review with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 and Accounting Guideline No. 11, as the same may be modified or supplemented from time to time.

 3. Review and discuss with management and the independent auditor at the completion of the annual examination:

 a. the Company’s audited financial statements and related footnotes;

 b. the Company’s annual management discussion and analysis;

 c. the independent auditor’s audit of the financial statements and their report thereon;

 d. any significant changes required in the independent auditor’s audit plan;

 e. any serious difficulties or disputes with management encountered during the course of the audit; and

 f. any related findings and recommendations of the independent auditor together  with management’s responses including status of previous audit recommendations;

 g. other matters related to the conduct of the audit, which are to be communicated to the Committee under Canadian and U. S. generally accepted auditing standards.

 4. Review and discuss with management and the independent auditor at the completion of any review engagement or other examination, the Company’s quarterly financial statements and quarterly management discussion and analysis.

 5. Review, discuss with management and approve annual and quarterly earnings reports.

 6. Review procedures for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and assess adequacy of those procedures.

 7. Inquire of management and the independent auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems, and inquire of management and the independent auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

 8. Establish procedures for;

 a. the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and

 b. the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

 9. Review with management and the independent auditor financial reporting issues and practices, including changes in, or adoptions of, accounting principles and disclosure practices. Also review with management and the independent auditor their qualitative judgments about the appropriateness, not just the acceptability, of accounting principals and financial disclosure practices used or proposed to be used, and particularly, the degree of aggressiveness or conservatism of the Company’s accounting principles and underlying estimates.

 10. Review with management and the independent auditor payments made to directors and officers.

 11. Meet with the independent auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.

D. Securities Commission and Stock Exchange Filings

 1. Review filings with securities commissions and stock exchanges and other published documents containing the Company’s financial statements.

E. Risk Assessment/Corporate Treasury Policy/Other

 1. Assess significant risk areas and the Company’s policies to manage risk including, without limitation, environmental risk, insurance coverage, information security, credit risk and other areas as determined by the Board of Directors from time to time.

 2. Review and discuss with management, and, if appropriate, approve of changes to, the Company’s corporate treasury policy.

 3. Review and approve the Company’s hiring policies regarding personnel of the Company’s present and former external auditor